Exhibit 99.1

NEW FOUND GOLD CORP.

ANNUAL INFORMATION FORM

For the year ended December 31, 2024

Dated: March 20, 2025

1	PRELIMINARY NOTES

In this Annual Information Form (“AIF”), “New Found”, “NFG” or the “Company” refers to New Found Gold Corp.

All information contained herein is as at December 31, 2024, unless otherwise stated.

1.1	Financial Statements

New Found’s financial statements for the fiscal year ended December 31, 2024, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This AIF should be read in conjunction with New Found’s audited financial statements and notes thereto, as well as the management’s discussion and analysis for the years ended December 31, 2024 and 2023. The financial statements and management’s discussion and analysis are available under New Found’s profile on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) website at www.sec.gov of the United States Securities and Exchange Commission (the “SEC”).

1.2	Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified. References to “US$” are to United States Dollars.

1.3	Cautionary Statement Regarding Forward-Looking Information

This AIF contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward-looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project; the completion and timing of the Company’s initial resource estimate and preliminary economic assessment; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; and the Company’s expected reliance on key management personnel, advisors and consultants.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate, finance or receive regulatory approval for any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; the potential impact of any tariffs, countervailing duties or other trade restrictions; economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action; economic and other consequences from the Israel-Hamas war; inflationary cost pressures may escalate the Company’s operating costs; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; risks related to uninsured or partially insured losses; risks related to compliance with securities laws and listing requirements; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors”.

In making the forward-looking statements in this AIF, New Found has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Technical Report (as such term is defined herein); the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory, exchange and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; and availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s audited financial statements and management discussion and analysis for the years ended December 31, 2024 and 2023, available under New Found’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2	CORPORATE STRUCTURE
2.1	Name, address and incorporation

New Found was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). The Company’s head office is located at 1055 West Georgia Street, Suite 2129, Vancouver, British Columbia V6E 3P2, Canada. The Company’s registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

New Found does not have any subsidiaries.

3	GENERAL DEVELOPMENT OF THE BUSINESS
3.1	Overview of the Company
3.1.1	General

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Province of Newfoundland and Labrador. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”, the “Queensway Property”, or the “Property”). At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Project, including the technical report titled “New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Property Expansion And Exploration Update”, with an effective date of 1 November 2024, prepared by D. Roy Eccles, M.Sc., P. Geol. P. Geo. of APEX Geoscience Ltd., Mark K. Jorgensen, B.Sc., QP Metallurgy of Jorgensen Engineering and Technical Services, LLC, and Gary Simmons, B.Sc. QP Metallurgy of GL Simmons Consulting, LLC in compliance with National Instrument 43-101 (“NI 43-101”) (the “Technical Report”); (iv) undertaken exploration programs, including a 650,000 metre drill program, on the Queensway Project; and (v) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

The Company is a reporting issuer in all provinces and territories in Canada and is subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Shares (as defined herein) of the Company trade on the TSX Venture Exchange (the “TSXV”) under the symbol “NFG” and on the NYSE American stock exchange (the “NYSE American”) under the symbol “NFGC”.

3.2	Business of the Company
3.2.1	Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Province of Newfoundland and Labrador, Canada.

3.2.2	Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Competition and Mineral Exploration”.

3.2.3	Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance, and accounting. The Company expects to rely upon various legal and financial advisors, consultants, and others in the operation and management of its business. See “Risk Factors – Dependence on Management and Key Personnel”.

3.2.4	Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice, or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

3.2.5	Employees

As at December 31, 2024, the Company had 62 employees, and at the date of this AIF, the Company has 53 employees. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry-out mineral exploration on its Queensway Project.

3.2.6	Environmental Protection

The Company is currently engaged in exploration activities on its Queensway Project and such activities are subject to various laws, rules, and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance, and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are in material compliance with all applicable environmental legislation. See “Risk Factors – Environmental Risks”.

3.2.7	Social or Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will re-evaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

3.3	Three-year History
3.3.1	Director and Officer Appointments and Resignations

On April 14, 2022, the Company announced that Craig Roberts resigned as Chief Executive Officer and as a director of the Company, Collin Kettell was appointed as Chief Executive Officer of the Company and Vijay Mehta was appointed as a director of the Company. As part of a planned transition, Craig Roberts continued with the Company as a full-time consultant in the role of Lead Advisor until November 2022.

On June 7, 2022, the Company announced the appointment of Ron Hampton as Chief Development Officer of the Company and the resignation of Dr. Quinton Hennigh as a director of the Company.

On October 11, 2022, the Company announced the appointment of Raymond Threlkeld as an independent member of the Company’s board of directors (the “Board”).

On December 18, 2024, the Company announced that following the annual general meeting of the shareholders, the Board comprised of Paul Huet, Collin Kettell, Vijay Mehta, William Hayden, and Melissa Render.

3.3.2	Initiation of Maiden Resource and Preliminary Economic Assessment

On November 6, 2024, the Company announced initiation of work towards a maiden resource estimate, as well as a preliminary economic assessment for the Queensway Project. The Company is currently preparing initial mineral resource estimate with a projected release date in early Q2 2025.  The Company intends to use the initial mineral resources to prepare a preliminary economic assessment in late Q2 2025.

3.3.3	Royalty Purchase Agreements

On July 30, 2024 the Company announced that it entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (each a “Vendor” and collectively the “Vendors”) whereby the Company purchased part of each Vendor’s royalty interest. Pursuant to the Royalty Purchase Agreements, the Company purchased, in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty on the Company’s Golden Bullet property (the “Royalty Interests”). Under the terms of the Royalty Purchase Agreements, as consideration for the Royalty Interests, the Company paid $650,000 cash consideration and issued 100,000 Common Shares to each Vendor, for an aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 Common Shares. The Company had the right to purchase the remaining 1% net smelter returns royalty from the Vendors for an aggregate price equal to $1,000,000 (the “Repurchase Price”) by November 12, 2024, payable by (i) an aggregate of $100,000 and (ii) an additional $4,950, in the aggregate, per year until the Repurchase Price is satisfied.

On October 15, 2024, the Company announced that the Company purchased the remaining royalty from the Vendors for an aggregate cash consideration of $1,000,000.

3.3.4	LabGold Acquisitions

On July 9, 2024, the Company announced that it completed an acquisition of a 100% interest in Labrador Gold Corp.’s (“LabGold”) Kingsway Project (the “Kingsway Project”), located in Gander, Newfoundland and Labrador, as well as certain related assets of LabGold. Pursuant to the acquisition, the Company issued to LabGold 5,263,157 Common Shares as consideration.

3.3.5	ThreeD Settlement Agreement

On June 6, 2024, the Company announced that it had entered into a settlement agreement (the “Settlement Agreement”) with respect to the lawsuit filed by ThreeD Capital Inc. (“ThreeD”) and 13313366 Ontario Inc. (“131”) and, together with ThreeD, the “Plaintiffs”) against the Company, Palisades Goldcorp Ltd. and Collin Kettell (together, the “Defendants”) in the Ontario Superior Court of Justice. Pursuant to the Settlement Agreement, New Found issued 285,429 Common Shares to ThreeD and 84,571 Common Shares to 131. The Settlement Agreement does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

3.3.6	Sky Gold Corp Acquisitions

In May 2024, New Found completed a purchase agreement with Sky Gold Corp. (“Sky Gold”), whereby New Found completed an acquisition of a 100% interest in certain licenses and mining claims of Sky Gold subject to certain existing royalties, which were assumed by New Found. Pursuant to the agreement, New Found paid $35,000 as consideration.

3.3.7	November 2023 $56 Million Bought Deal Financing

On October 30, 2023, the Company announced it entered into an agreement with BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 7,725,000 Common Shares that qualify as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price of $7.25 per flow-through Common Share (the “2023 Offering Price”) for aggregate gross proceeds of $56,006,250. The Company granted the underwriters an option to purchase up to an additional 1,158,750 flow-through Common Shares at the 2023 Offering Price for the purpose of covering the underwriters’ over-allocation position.

On November 6, 2023, the Company announced it closed the offering of 7,725,000 flow through Common Shares for aggregate gross proceeds of $56,006,250. These flow-through Common Shares were offered by way of a prospectus supplement dated November 1, 2023, to the 2022 Base Shelf (as defined herein) in each of the provinces and territories of Canada (other than Québec) and were also offered by way of U.S. prospectus supplement contained in the effective Registration Statement (as defined below).

3.3.8	Participation in Brokered Note Offering by Maritime Resources Corp.

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. consisting of the issuance of non‐convertible senior secured notes and common share purchase warrants. The Company subscribed for 2,000 non‐convertible senior secured notes, which mature on August 14, 2025, with a face value of US$1,000 each. These non‐convertible senior secured notes were issued at a 2.0% original issue discount on the principal amount for a gross investment of US$1,960,000 (CAD$2,638,500).

3.3.9	Disposal of Lucky Strike Property and Investment in Kirkland Lake Discoveries Corp.

On May 25, 2023, the Company disposed of its 100% interest in its Lucky Strike project to Kirkland Lake Discoveries Corp. (formerly Warrior Gold Inc.) (“KLD”) for total non-cash consideration comprised of 28,612,500 common shares of KLD (“KLD Shares”) and a 1.0% net smelter return royalty on future production from the mineral claims. The investment represented 32.29% of the issued and outstanding KLD Shares at the time of closing, and as at December 31, 2023. The Company exercised its right to nominate two additional directors to the board of directors of KLD.

Based on assessments of the relevant facts and circumstances, primarily, the Company’s ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has had significant influence over KLD for the period from May 25, 2023 and has accounted for its investment in KLD as an investment in an associate.

The KLD Shares are listed on the TSXV.

3.3.10	December 2022 Flow-Through Public Offering

On December 7, 2022, the Company announced it entered into an agreement with BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 6,250,000 Common Shares that qualify as “flow-through shares” within the meaning of the Tax Act at a price of $8.00 per flow-through Common Share (the “2022 Offering Price”) for aggregate gross proceeds of $50,000,000. The Company granted the underwriters an option to purchase up to an additional 937,500 flow-through Common Shares at the 2022 Offering Price for the purpose of covering the underwriters’ over-allocation position.

On December 14, 2022, the Company announced it closed the offering of 6,250,000 flow through Common Shares for aggregate gross proceeds of $50,000,000. Eric Sprott participated to maintain his 19.9% interest in the Company. These flow-through Common Shares were offered by way of a prospectus supplement dated December 9, 2022, to the 2022 Base Shelf in each of the provinces and territories of Canada (other than Québec) and were also offered by way of U.S. prospectus supplement contained in the effective Registration Statement.

3.3.11	At-The-Market Offering

On August 26, 2022, the Company announced that it had entered into an equity distribution agreement dated August 26, 2022, providing for an at-the-market equity offering program (“ATM”), with BMO Nesbitt Burns Inc. and Paradigm Capital Inc., as the Canadian agents, and BMO Capital Markets Corp., as the U.S. agent. The intention of the ATM was to allow New Found, through the agents and from time to time, to offer and sell, in Canada and the United States through the facilities of the TSXV and NYSE American, such number of Common Shares as would have an aggregate offering price of up to US$100 million. The sales of Common Shares through the ATM were made pursuant to, and qualified in Canada by, a prospectus supplement dated August, 26, 2022, to the 2022 Base Shelf prospectus and in the U.S. pursuant to a prospectus supplement contained in the effective Registration Statement.

During the twelve months ended December 31, 2022, the Company sold 500,229 Common Shares under the ATM at an average price of $5.097 for gross proceeds of $2,549,677, or net proceeds of $2,489,754, and paid an aggregate commission of $59,923.

During the twelve months ended December 31, 2023, the Company sold 3,552,224 Common Shares under the ATM at an average price of $6.47 for gross proceeds of $22,980,338, or net proceeds of $22,440,215, and paid an aggregate commission of $540,123.

During the twelve months ended December 31, 2024, the Company sold 5,857,242 Common Shares under the ATM at an average price of $4.70 for gross proceeds of $27,522,494, or net proceeds of $26,604,884, and paid an aggregate commission of $917,610. As at September 30, 2024, the ATM was terminated.

3.3.12	2022 Base Shelf Prospectus

On July 22, 2022, the Company filed a final short form base shelf prospectus (the “2022 Base Shelf”) and a United States registration statement on Form F-10 (File No. 333-266285) with the SEC (the “Registration Statement”) with respect to offerings of securities of the Company to raise aggregate gross proceeds of up to US$300 million over 25 months.

3.3.13	Novo Transaction

On March 6, 2020, the Company issued 15,000,000 Common Shares to Novo Resources Corp., a TSXV-listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per Common Share, which was paid to the Company by the issuance of 6,944,444 common shares in the capital of Novo. Upon closing of the transaction, Novo owned approximately 15.97% of the Company’s issued and outstanding Common Shares and New Found owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the transaction, Novo had the right to appoint a director to the Board (as defined herein) at any time until March 6, 2023, provided that Novo holds no less than 10% of the issued and outstanding Common Shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020. On April 27, 2022, Eric Sprott announced that 2176423 Ontario Ltd., a corporation which is beneficially owned by him, acquired 8,250,000 Common Shares from Novo at $8.35 per Common Share for consideration of $68,887,500 in connection with the first tranche closing of the private agreement transaction announced by him on April 12, 2022. A second tranche closed on August 8, 2022, for an additional 6,750,000 Common Shares at $8.45 per Common Share for a total consideration of $125,925,000 for all of Novo’s Common Shares.

3.3.14	Recent Events

On January 20, 2025, the Company announced the appointment of Keith Boyle as Chief Executive Officer of the Company, following the resignation of Collin Kettell from such position.

On February 18, 2025, the Company announced the appointment of Dr. Fiona Childe (Ph.D., P.Geo.) as Vice President, Communications and Corporate Development, Dr. Jared Saunders (Ph.D., CRSP, EP) as Vice President, Sustainability, and Robert Assabgui (P.Eng.) as Study Manager. The Company also announced the resignation of Greg Matheson as Chief Operating Officer, and Ron Hampton as Chief Development Officer.

On March 3, 2025, the Company announced the appointment of Chad Williams to its Board, replacing Collin Kettell, who resigned from the Board.

Since the filling of the last Technical Report (effectively dated November 1, 2024), the Company has completed an additional 23,226 m of diamond drilling as part of a regional exploration program along the most northern segment of the AFZ at Pistachio, Dropkick and early targets in addition to follow up drilling at the recent discovery, Golden Dome, located north of Golden Joint. These drilling activities expand the gold mineralization at Golden Dome (announced February 24, 2025) and Dropkick (announced February 11, 2025).

On December 2, 2024, the Company announced the results of its Phase II Keats Trench channel sampling program, which increased sample density along gold-bearing veins providing information about the variability of the gold mineralization and the assessment of the vein domains that are oblique to the Phase I (announced September 23, 2024) systematic channel sampling grid.

The Company is currently preparing initial mineral resource estimate with a projected release date in early Q2 2025. The Company intends to use the initial mineral resources to prepare a preliminary economic assessment in late Q2 2025.

4	RISK FACTORS

The business and operations of New Found are speculative due to the high-risk nature of its business, which is the exploration of mineral properties. The risks listed below are not the only risks and uncertainties that New Found faces. Additional risks and uncertainties not presently known to New Found or that New Found currently considers immaterial may also materially impair its business. These risk factors could materially affect New Found’s business, financial condition and future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

If any of the following risks occur, New Found’s business, financial condition and operating results could be materially adversely affected.

4.1	Risks Related to the Company
4.1.1	Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.2	No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.3	No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.4	Reliability of Historical Information

The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the mineral claims that form the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

4.1.5	Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Substantial expenditures are required to establish reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

4.1.6	Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

4.1.7	Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

4.1.8	Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

4.1.9	Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

4.1.10	Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

4.1.11	Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

4.1.12	Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

4.1.13	Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

4.1.14	Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

4.1.15	Global Economy Risk

The volatility of global capital markets, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine, the Israel-Hamas war, and the global response to these conflicts as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should the Israel-Hamas war expand, or the Ukraine conflict continue for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

4.1.16	Uncertainty of Trade Policies

The imposition of tariffs or other trade restrictions, particularly those threatened or imposed by the U.S. and any retaliatory tariffs imposed by Canada, could have significant repercussions for Canadian businesses and the broader economy. Increased costs of goods and services may contribute to inflation and hamper economic growth. The Company can be affected by tariffs and the consequent disruptions in global trade in several ways, including decreased availability of supplies and increases to costs related to changes in foreign exchange rates.

4.1.17	Sanctions

The Company’s business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO, and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials, and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine, and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada, and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions, and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital could be adversely impacted.

4.1.18	Inflation

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.

4.1.19	Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss, and other costs and obligations including, without limitation, rehabilitation, and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

4.1.20	Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs, or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest, or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it has operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, or prospects.

4.1.21	Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers, or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative, and mining personnel, as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training, and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

4.1.22	First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

4.1.23	Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition. See Section 11 – Legal Proceedings and Regulatory Actions.

4.1.24	Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

4.1.25	Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

4.1.26	Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably, or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

4.1.27Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

4.1.28Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately-held and larger public competitors.

4.1.29	Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

4.1.30	Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions, or other catastrophes, pandemics, epidemics, or quarantine restrictions.

4.1.31	Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, or prospects.

4.1.32	Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial, and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts, and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore, and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

4.1.33	Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism, and theft.

The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data, and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.2	Risks Related to the Company’s Securities
4.2.1	Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

4.2.2	Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American in the future cannot be predicted.

4.2.3	Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market, or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

4.2.4	Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares, the effect of the dual-listing of the Common Shares including the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, different prevailing trading prices, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

4.2.5	Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Share sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

4.2.6	Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.

4.2.7	Exchange Listings

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and/or the NYSE American. If the TSXV or the NYSE American, as applicable, delists the Common Shares from trading on its respective exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to follow more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

4.2.8	The Sarbanes-Oxley Act

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act (“SOX”). Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the SOX. The SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of the SOX. The Company’s failure to satisfy the requirements of Section 404 of the SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of the SOX.

4.2.9	U.S. Federal Income Tax

The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

4.2.10	Foreign Private Issuer

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

4.2.11	Foreign Private Issuer Status

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

4.2.12	Enforcing Judgments in U.S. Courts

As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities law.

5	QUEENSWAY PROJECT
5.1	Summary

The Company commissioned APEX Geoscience Ltd. (“APEX”), Jorgensen Engineering and Technical Services, LLC (“Jorgensen Engineering”) and GL Simmons Consulting, LLC (“GL Simmons”) to prepare the Technical Report in compliance with NI 43-101 for its 100% owned Queensway Project, located near Gander, Newfoundland, Canada. The Technical Report documents all data and data collection procedures for the Queensway Project up until November 1, 2024. The Technical Report is titled “NI 43-101 Technical Report, New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Property Expansion and Exploration Update.” The effective date of the Technical Report is November 1, 2024 (the “Effective Date”).

The Qualified Persons for the Technical Report are Roy Eccles, M.Sc., P. Geol., P. Geo., of APEX, Mark Jorgensen, B.Sc., QP Metallurgy of Jorgensen Engineering and Gary Simmons, B.Sc., QP Metallurgy of GL Simmons (each, a “Qualified Person” or “QP”). All authors are Qualified Persons as defined in NI 43-101 and are “independent” of the Company and the Queensway Project as defined in NI 43-101. Apart from Section 13 of the Technical Report, Mr. Eccles takes responsibility for all sections of the Technical Report; Mr. Jorgensen and Mr. Simmons take responsibility for Section 13 of the Technical Report. All three authors have completed Qualified Person site inspections at the Queensway Project: Mr. Eccles on January 12-13, 2023, Mr. Simmons on October 19, 2023, and Mr. Jorgensen on November 29, 2023.

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in this AIF and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under NFG’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Capitalized terms used but not otherwise defined in this section have the meanings given to such terms in the Technical Report.

The technical content disclosed in this section was reviewed and approved by the authors of the Technical Report, each a Qualified Person as defined in NI 43-101.

5.2	Property Description, Location and Access

The Queensway Project comprises 7,024 claims within 103 mineral licences and encompasses an area of 175,600 ha. The Trans-Canada Highway transects the northern Queensway Project and extends from approximately 15 km west of the Town of Gander to Appleton, NL, and south to the Bay d’Espoir Highway (Route 360). The approximate centre of the Queensway Project is UTM, Zone 21N, NAD83: 651000 m Easting, 5408000 m Northing. The licences can be separated spatially into 6 separate, contiguous and non-contiguous groups of licences, or blocks, that include two large contiguous blocks (Queensway North (“QWN”) and Queensway South (“QWS”)) and 4 smaller non-contiguous blocks (Twin Ponds (“TP”), Ten Mile-Duder Lake, Bellman’s Pond, and Little Rocky Brook) all north of QWN.

The Queensway Project can be accessed by commercial airlines to the Gander International Airport and by vehicle from the Town of Gander via the Trans-Canada Highway which passes through the QWN and the TP blocks. The Queensway Project can also be accessed by secondary highways, gravel access roads, All Terrain Vehicle trails, the NL T’Railway, winter roads, and by boat along the shores of Gander Lake. The Queensway Project can also be accessed by helicopter from bases at the towns of Appleton and Gander, NL, and from small craft float planes based at the international airport in Gander.

The nearest seaports are north of the Trans-Canada Highway at the towns of Lewisporte and Botwood, NL, which are approximately 40 and 70 km, respectively, by road from the Town of Glenwood, NL. Both port locations have established harbour facilities and developable capabilities. The deep-water port at Botwood was the export location for Cu-Pb-Zn concentrates from the former ASARCO Buchans Mines.

5.2.1	Ownership

Most of the Queensway Project claims (92.2%) are fully owned by NFG (n=6,473 claims within 99 mineral licences). Additionally, 7.8% of the Queensway Project claims (n=551 claims within 5 mineral licences) are currently owned by separate licence holders and are subject to NFG satisfying conditions of the VOA Option Agreement (as defined below).

The licences were acquired by New Found through 1) online map staking with the Government of NL, 2) the successful completion of a series of option agreements (9 option agreements), and 3) some of the licences were originally acquired by Palisade Resources Corp, which was renamed NFG in June 2017.

On July 9, 2024, NFG acquired 100% interest in LabGold’s Kingsway Project. Pursuant to the acquisition, NFG issued to LabGold 5,263,157 Common Shares as consideration for the purchased assets.

On May 17, 2024, NFG acquired 100% interest in 3 mineral licences previously held by Sky Gold. Pursuant to the acquisition, NFG purchased the licences for $35,000.

In addition, five licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of an option agreement (the “VOA Option Agreement”) between Aidan O’Neil, Suraj Amarnani, Josh Vann and VOA Exploration Inc. (collectively, the “Optionors”) and New Found.

With respect to the nature and extent of NFG’s mineral rights interest at the Queensway Project,

Table 1 shows that the Queensway Project can be separated into 4 general groups based solely on the title of the licence holder. A total of 7.8% of the claims that make up the Queensway Property are not owned by NFG but rather by separate licence holders and are subject to a single Option Agreement – the VOA Option – between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann). The descriptions of the 4 groups – based on the title of the licence holder is summarized as follows:

●	92.2% of the claims that make up the Queensway Project are fully owned by NFG. They consist of 6,473 claims within 98 mineral licences in QWN, QWS, TP, Bellman’s Pond, and Little Rocky Brook.
●	4.83% of the claims as part of the VOA Option Agreement owned by Aidan O’Neil. They consist of 339 claims within 2 mineral licences at Ten Mile-Duder Lake and QWN.
●	2.99% of the claims as part of the VOA Option Agreement owned by Suraj Amarnani. They consist of 210 claims within 2 mineral licences at TP and QWN.
●	0.03% of the claims as part of the VOA Option Agreement owned by Josh Vann. They consist of 2 claims within 1 mineral licence at Ten Mile-Duder Lake.

Table 1 - Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims). The VOA Option Agreement licences, Labrador Gold Corp., and Sky Gold Corp. licences are highlighted in grey, blue, and green.

A) Queensway North Block

			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Royalty	NSR Buyback Provision
Licence No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2025-05-19	2026-07-16	$358.75	2029-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2024-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2029-06-12	2025-08-11	$2,685.01	2033-06-12	0	0
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2026-01-05	$7,821.03	2033-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-12-31	2026-03-02	$4,861.69	2027-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-12-31	2026-03-02	$4,124.62	2027-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2025-02-19	2025-04-21	$9,549.76	2027-02-19	0	0
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2026-06-08	$12,967.14	2034-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2026-06-08	$18,861.30	2034-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2026-06-08	$4,715.32	2034-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2026-06-08	$12,967.14	2034-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2026-06-08	$3,536.49	2034-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2026-06-08	$2,698.66	2034-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2026-06-10	$9,430.64	2034-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2025-06-11	$2,697.76	2032-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2025-06-20	$344.78	2031-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2026-07-06	$4,715.32	2034-05-05	1.6	1
023940M	New Found Gold Corp.	Gander River, Central NL	44	11.00	Issued	2016-05-09	2026-05-11	2025-07-08	N/A	2033-05-09	0	0
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2025-07-18	$10,290.02	2034-05-19	0	0
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2026-08-06	$7,421.32	2034-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2025-08-29	$4,048.00	2034-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2025-08-29	$295.52	2031-06-30	1.6	1
024112M	New Found Gold Corp.	Gander River, Central NL	4	1.00	Issued	2016-08-25	2026-08-25	2024-10-24	$4,800.00	2032-08-25	1.5	0.5
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2025-11-12	$4,577.07	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2025-11-14	$13,686.81	2033-09-15	0	0
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2025-11-14	$5,492.49	2033-09-15	1.6	1
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2025-11-14	$366.17	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2025-11-14	$366.17	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2025-12-23	$732.33	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2025-12-23	$7,821.03	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2025-12-23	$23,434.62	2033-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2025-12-23	$36,498.14	2033-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2026-06-26	$14,167.99	2034-04-27	0	0
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2026-07-03	$15,324.80	2034-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2028-05-31	2026-07-30	$2,636.49	2034-05-31	2.2	1
027636M	New Found Gold Corp.	Gander River, Central NL	110	27.50	Issued	2016-10-24	2026-10-26	2024-12-23	$132,000.00	2033-10-24	1	0
027637M	New Found Gold Corp.	Gander River, Central NL	154	38.50	Issued	2016-10-24	2026-10-26	2024-12-23	$91,572.04	2028-10-24	1	0
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2026-07-01	$2,324.47	2033-05-02	1	0
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-11-10	2027-11-10	2025-01-09	$5,165.81	2025-11-10	0	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-11-10	2027-11-10	2025-01-09	$94,483.67	2031-11-10	0	0
035204M	New Found Gold Corp.	Gander River, Central NL	3	0.75	Issued	2022-11-10	2027-11-10	2025-01-09	$710.00	2031-11-10	1	0
035209M	New Found Gold Corp.	South Pond, Central NL	2	0.50	Issued	2022-11-10	2027-11-10	2025-01-09	$29.15	2025-11-10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1.00	Issued	2023-03-16	2028-03-16	2026-05-15	$109.76	2028-03-16	0	0
n=43 licences		Totals	1,135	283.75

Table 1 continued.

B) Queensway South Block

			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Royalty	NSR Buyback Provision
Licence No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2029-06-12	2024-08-12	$39.49	2025-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2029-06-13	2025-08-12	$643.08	2026-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2025-10-24	$144.84	2026-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2025-10-13	$1,600.08	2027-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2026-01-19	$479.97	2025-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2026-01-19	$732.12	2025-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2026-01-20	$2,872.25	2026-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2026-01-20	$96.41	2026-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2025-02-10	$7,226.71	2024-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2025-02-10	$6,884.46	2024-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2025-02-10	$15,237.34	2024-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2026-02-10	$11,097.19	2025-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2026-02-10	$122,488.98	2025-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2025-02-10	$14,317.32	2024-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2025-02-10	$6,793.68	2024-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2026-02-10	$1,762.25	2025-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2025-02-10	$10,813.58	2024-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2025-02-10	$9,023.39	2024-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2025-02-10	$7,289.42	2024-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2025-02-10	$19,505.91	2024-12-12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2025-02-10	$3,117.21	2024-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2026-02-10	$47,155.68	2025-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2025-02-10	$4,539.43	2024-12-12	1	0
027379M	New Found Gold Corp.	Gander Outflow, Central NL	6	1.50	Issued	2020-08-22	2025-08-22	2024-10-21	$1,230.10	2024-08-22	3	1.5
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2025-07-01	$34,731.62	2027-05-02	1	0
030711M	New Found Gold Corp.	Gander Outflow, Central NL	44	11.00	Issued	2020-05-02	2025-05-02	2024-07-01	$23,302.26	2026-05-02	2	1
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$47,522.32	2027-05-02	1	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2025-07-01	$30,010.98	2027-05-02	0	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2025-07-01	$897.44	2030-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2025-07-01	$41,369.89	2027-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2025-07-01	$36,702.51	2027-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2025-07-01	$52,401.86	2027-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2025-07-01	$40,675.13	2027-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	$198.64	2027-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2025-07-01	$1,136.80	2029-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2025-07-01	$5,810.74	2027-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2025-07-01	$21,427.48	2027-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2025-07-01	$1,609.79	2030-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,849.66	2027-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2025-07-01	$29,701.44	2027-05-02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2025-07-01	$16,547.95	2027-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2025-07-01	$974.79	2029-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2025-07-01	$36,490.34	2027-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2025-07-01	$6,364.60	2027-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2025-07-01	$18,669.49	2027-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2025-07-01	$9,546.89	2027-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2025-07-01	$26,307.00	2027-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2025-07-01	$41,695.49	2026-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2025-07-01	$7,849.66	2027-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2025-07-01	$9,888.86	2027-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2025-12-12	$235.85	2029-10-13	0	0
035338M	New Found Gold Corp.	Gillingham’s Pond	53	13.25	Issued	2023-01-05	2028-01-05	2025-03-06	$10,692.88	2026-01-05	0	0
036670M	New Found Gold Corp.	Careless Brook, Central NL	6	1.50	Issued	2023-10-26	2028-10-26	2025-12-25	$1,210.52	2026-10-26	0	0
n=53 licences		Totals	5,337	1,334.25

Table 1 continued.

The VOA Option Agreement licences are highlighted in grey.

C) Twin Ponds Block

Licence No.	Title Holder	Location	No. of Claims	Area (km2)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2024-12-23	$50,987.79	2028-10-24	1.6	1
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2024-12-23	$34,380.34	2028-10-24	1.6	1
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2024-11-28	$1,658.89	2025-09-29	0	0
n=3 licences		Totals	226	56.50

D) Ten Mile—Duder Lake Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2024-11-28	$8,279.87	2025-09-29	0	0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2024-11-28	$29.15	2025-09-29	0	0
n=2 licences		Totals	211	52.75

F) Bellman's Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2025-07-01	$73.18	2025-05-02	0	0

G) Little Rocky Brook Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2025-07-01	$9,882.70	2025-05-02	0	0

H) Summary of all blocks

No. of licences 103

No. of claims 7,024

Area (km2) 1,756.00

5.2.2	Mineral Tenure and Ownership

Mineral rights in the Province of Newfoundland and Labrador are managed by the Mineral Lands Division (the “Mineral Lands Division”) of the Department of Industry, Energy, and Technology (the “IET”), which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal. Within the area of a mineral licence there are separate mineral claims, up to 256 coterminous claims per licence area.

With respect to mineral licence maintenance in Newfoundland and Labrador, NFG must abide by two financial obligations to maintain the licences in good standing:

1.

Minimum expenditures for ongoing assessment, in which the province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time, as summarized in Table 2.

NFG’s minimum exploration expenditure obligation for the entire Queensway Project is $104,408.86 in 2024 (at the Effective Date) and $1,505,946.54 in 2025. With the current drilling program scheduled to continue throughout 2024, and with ongoing surface reconnaissance and mapping activities, the money NFG spends on exploration will exceed the required minimum.

In each year of the mineral licence validity, the minimum annual assessment work must be completed by the anniversary date with an assessment report submitted within 60 days of the anniversary date. Excess assessment work expenditures are credited to the licence and can be carried forward to satisfy the expenditure requirements in future years.

Any mineral licence holder who intends to conduct an exploration program must obtain an exploration approval from the IET before the activity can commence.

2.	Licence renewal fees are required every 5 years to year 20 and every year after that, if kept in good standing, from the date when the claim was first staked.

Table 3 shows the renewal fee per claim for each of the five-year intervals. These fees are due every five years from Year 5 through Year 20, and then annually from Year 21 onward. NFG’s annual renewal fees is $15,800 for the licenses that reach their renewal date in 2024; and $80,175 for the licenses that reach their renewal date in 2025.

Table 2 - Minimum expenditures for mineral claims in Newfoundland and Labrador.

Year	Required Expenditure
1	$200.00/Claim
2	$250.00/Claim
3	$300.00/Claim
4	$350.00/Claim
5	$400.00/Claim
6 to 10	$600.00/Claim
11 to 15	$900.00/Claim
16 to 20	$1,200.00/Claim
21 to 25	$2,000.00/Claim
26 to 30	$2,500.00/Claim
31 Onward	$3,000.00/Claim

Table 3 - Renewal fees for mineral claims in Newfoundland and Labrador.

Year	Renewal Fee
5	$25.00/Claim
10	$50.00/Claim
15	$100.00/Claim
20 Onward	$200.00/Claim

5.2.3	Surface Rights

Title to the surface rights in Newfoundland and Labrador is necessary to be obtained only to develop a mineral resource under a mining lease. Surface rights to perform non-ground destructive and/or ground-destructive exploration work in permitted areas is obtained through exploration approvals from the IET, under a mineral licence.

NFG does not own title to surface rights on the Queensway Project except for the Core Yard at Appleton. On an as-needed basis, NFG negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

●	The province of Newfoundland and Labrador, which administers Crown Lands,
●	The municipalities of Appleton and Glenwood,
●	Property owners of residential properties in Appleton and Glenwood and of cottages and cabins, granted or licence to occupy, outside municipal boundaries.

In addition to stipulating the times when NFG can conduct work, and the nature of the work that is permitted, these agreements also specify NFG’s responsibility for restoring land to an acceptable condition following field activities.

For activities on Crown Lands, approval is required from the Mineral Lands Division. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife, as summarized below in “Permits, Licencing, Environmental Assessment and Significant Factors”.

If the Queensway Project advances to the mine production stage, NFG would need to obtain surface rights by applying for a surface lease to the IET, accompanied by a legal survey. Surface leases are issued by the Minister of IET in consultation with the Minister appointed to administer the Lands Act.

5.2.4	Royalties

Seventy-eight of the 103 Queensway Project mineral licences (76%) are currently subject to a net smelter return royalty; the other 25 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included net smelter return royalties. Others arise from financing provided by GoldSpot Discoveries Corp. (“GoldSpot”) in 2019. All claims acquired after the NFG-GoldSpot agreement execution date and contiguous to the NFG-GoldSpot agreement original claims are also subject to a 1% net smelter return royalty to GoldSpot less royalties at their time of acquisition.

Currently, the net smelter return royalties range from 0.4% to 3.0% for the 78 licences subject to a net smelter return royalty. Many of NFG’s option and financing agreements have included a buy-back provision that allows the Company to reduce the net smelter return royalty by making a lump-sum payment to the holder of the royalty. NFG has already exercised the buy-back option on some of its agreements. Were NFG to exercise its buy-back rights, the net smelter return royalties would range between 0.5% and 1.5% for the 28 licences that are subject to a net smelter return royalty.

Royalties associated with the NFG-LabGold purchase agreement state that mineral licences 027636M, 207637M and 035204M are subject to a 1% NSR plus $1 per ounce of gold in the ‘indicated mineral resource’ and ‘measured mineral resource’ categories, as defined by CIM definition standards. In addition, an advance royalty of $50,000 per annum will be payable, at the election of the royalty holder, in cash or common shares, commencing on March 3, 2026, and continuing each year thereafter until commencement of commercial production.

5.2.5	Option Agreements (the VOA Option)

In addition to the mineral licences staked by NFG, the Queensway Project also includes optioned claim packages that were negotiated by NFG from 2016 through 2018 under nine separate and completed option agreements. These option agreements granted mineral rights to NFG in return for a combination of scheduled lump-sum payments, Common Shares and net smelter return royalties to various individual and company optionors.

As of September 2021, when the last of the option payments was made with respect to the nine option agreements, NFG had met all the conditions and earned 100% ownership of the associated mineral licences.

On November 2, 2022, NFG executed the VOA Option Agreement with the Optionors. The VOA Option Agreement grants NFG exclusive right and option to acquire a 100% title and interest in a property defined by five mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M, owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively (the “VOA Option”).

In connection with the grant of the VOA Option, NFG has the right to enter onto and occupy the optioned property to conduct activities as contemplated in the VOA Option Agreement.

For NFG to exercise the VOA Option, NFG must 1) issue an aggregate of 487,078 Common Shares (the “VOA Share Issuances”) and 2) make aggregate cash payments of $2,350,000 (the “VOA Cash Payments”) to the Optionors.

Upon NFG completing the VOA Cash Payments and the VOA Share Issuances, NFG will immediately be deemed to have exercised the VOA Option and acquired a 100% interest in the property free and clear of all encumbrances with no further action required by it resulting in the Optionors’ interest in the property being immediately transferred to NFG. The terms of the VOA Option Agreement do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

5.2.6	Permits, Licencing, Environmental Assessment and Significant Factors

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Project. Exploration activities require approval from the Mineral Lands Division. These specify the activities that are allowed in the area; they are typically valid for one to two years and can be renewed or amended if required.

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of QWS, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in QWN encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in the Universal Transverse Mercator Zone 21N NAD83 are:

1.	662938 m Easting, 5435800 m Northing, and
2.	670038 m Easting, 5439265 m Northing.

The Qualified Person is not aware of any other restrictions to NFG’s exploration activities, which can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, and/or from the relevant municipal governments and individual property owners.

To conclude and to the best of the Qualified Person’s knowledge, there are no environmental liabilities, significant factors or risks that may affect access, or the right or ability of NFG to perform exploration work on the Queensway Project.

With respect to obtaining additional permits, the Qualified Person has no reason to assume that the Company would not be granted additional exploration approvals and other permits to advance the Queensway Project. With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively. Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of the VOA Option Agreement in place (see “Option Agreements” above).

5.3	History

Historical mineral exploration has occurred in the Queensway Project area since the 1950s with early focus on base metals through to the 1970s. This shifted to gold with the discovery of the gold prospect at Jonathan’s Pond in the early 1980s. From the 1980s through the mid-2010s, dozens of prospectors and companies conducted exploration programs that included prospecting and rock sampling, geological mapping, surface sampling of till, soil, stream sediment and lake sediment, trenching and channel sampling, geophysics, and drilling. Several gold prospects were discovered in the Queensway area because of these historical exploration programs.

By 2012, 14 different companies had drilled 246 holes with a total of 29,593 m of drill core on NFG’s QWN and QWS blocks, and north, south, and west of Gander Lake. The historical exploration campaigns in the Queensway Project area provide indications of gold mineralization, with gold grades above 100 ppm in mineralized boulders, till samples, and drillhole intercepts. Fourteen and 25 historical gold prospects were discovered in NFG’s QWS and QWN blocks, respectively. The historical exploration generally occurred along and adjacent to the two linear mineralized trends associated with the Appleton Fault Zone (the “AFZ”) and the Joe Batt’s Pond Fault Zone (the “JBPFZ”).

Historical work completed by Labrador Gold Corp. consists of geological mapping, prospecting, and geochemical sampling of rock (2,512 samples), soils (12,145 samples), and till (535 samples). Gold in bedrock sampling led to the discovery of four occurrences, Big Vein, Golden Glove, Knobby, and HM. Geophysical surveys conducted on the Property included numerous ground geophysical surveys. Since 2020, Labrador Gold Corp. conducted diamond drilling (341 holes totaling 91,420 m), rotary air blasting (154 holes totaling 8,382 m), and reverse circulation (6 holes totaling 434 m) at the Big Vein, Doyle Zone-Pristine, Midway, Dropkick, Golden Glove, Knobby, Peter Easton, CSAMT and HM prospects, and to test geochemical gold anomalies in areas with no bedrock exposure. The Big Vein-Big Vein Southwest, Doyle Zone, and Dropkick zone occur in proximity to the AFZ and show similar gold mineralization, geological, alteration, and structural characteristics.

The QP includes a summary of select historical exploration work programs that include gold-specific historical gold assays and/or gold-related information in Table 4 below.

The compilation in Table 4  includes historical exploration work that occurs 1) within-property, 2) off-property, and/or 3) may include work that occurred on licences that overlap with the current NFG land position. Hence, and to further assist the reader on deciphering within-property and off-property exploration results, the QP presents the general spatial location of the exploration work programs in Figure 1.

Several historical assessment reports filed with the provincial government have historically referred to the Queensway Property area as:

●	The Linear Property, a reference to the long linear trend formed by many showings and prospects along both the AFZ and the JBPFZ.
●	The Gander Gold property, a reference to Gander Lake and Gander River (including its extensions, NW Gander River and SW Gander River, on the south side of Gander Lake) along which much of the early exploration work was done.

LabGold’s Kingsway Project and Sky Gold’s Mustang Property, both of which were acquired 100% by NFG in 2024, bolsters the overall number of historical till, soil, rock, and drilling work completed within the Queensway Property.

Figure 1 – Location of historical exploration programs conducted by companies other than NFG. The location names accompany the names used by various companies and prospectors listed in Table 4. Within Property exploration work is highlighted in red text.

600000
620000
640000
660000
680000
5440000
5420000
5400000
5380000
5360000
Lewisporte
Bay of Exploits
Botwood
Bishops Falls
Grand Falls-Windsor
Big Pond
Blue Peter
Twin Ponds
Island Pond
Shirley Lake
Fourth Pond
798 Boulder
Jonathan's Pond
H Pond
Glenwood
Pocket Pond
Joe Batt's Pond
Gander
Mt. Peyton
The Outflow
Lachlan
Little Harbour
Hunt's Cove
Gander Lake
NW Gander River
SW Gander River
APPLETON FAULT ZONE (AFZ)
Hunt's Pond
Dead Wolf Brook
Beaver Brook
Antimony Mine
Paul's Pond
Goose Pond
Rolling Pond
Greenwood Pond
Aztec
A-Zone
Caribou Lake
JOE BATT'S POND FAULT ZONE (JBPFZ)
Greal Bend
Lizard Pond
Swiss Lake
Bear Pond
Eastern Pond
N
Legend
Property Boundary
Waterbodies
Watercourse
City/Town
Road
Fault Zone
Queensway Project, NL, Canada
Locations of Interest at the Queensway Project
1:700,000
UTM N83 Zone 21
October 2024
0
20
km

Table 4 - Summary of select historical exploration work conducted by companies other than NFG. The compilation is limited to work that includes notable gold assays and results. Within Property work is highlighted in red text on the accompanying Figure 1.

Years	Companies	Optionor / Prospector	Location	Pros-pecting	Map-ping	Rock samp-ling	Geo-physics	Trench	Drill- ing	Notable gold assays and gold results (ppm Au)
1955-1956	Newfoundland and Labrador Corporation		Caribou Lake		x		x		x	First documented exploration work
1980-1982	Westfield Minerals		Jonathan's Pond	x		x		x		Blackwood discovery follow-up; 2.12-3.55 ppm (trenches)

1987-1988	Noranda		Gander Lake Outflow			x	x	x	x	5-28 ppm (outcrop samples); 1.5-2 ppm (trench samples); 1.1-4.5 ppm (drillholes)
Appleton

1988-1990	Noranda Exploration		Twin Ponds			x	x	x	x	2.45 ppm (pan concentrate); 441 ppm (thin vein in trench)
Big Pond
Blue Peter
1990-1991	Manor Resources		Twin Ponds	x		x	x		x	2 ppm (soil sample)
1992-1994	Gander River Minerals		AFZ				x	x	x	2.3 m @ 14.8 ppm (drillhole)
Noranda Exploration
1995-2004		L.L. Chan	Paul's Pond	x		x				7.68 ppm (till)
Greenwood Pond
1997-1998		P. Crocker	AFZ	x		x				153.4 ppm (grab sample)
D. Barbour
R. Churchill
1997-2001	Altius Minerals	Forex Resources	Aztec Trend	x		x	x			2.1 ppm (grab sample)
	Cornerstone Resources		Greenwood Pond
Paul's Pond
1998-2016	Krinor Resources	A. & K. Keats	AFZ	x						Discovery of Dome prospect
P. Dimmell
1999-2000	United Carina		AFZ	x		x		x	x	Several drillhole intervals with gold grades above 10 ppm.
7984M
1999-2001	Cornerstone Resources		Paul's Pond	x		x	x			0.8 − 2.1 ppm (grab samples)
2000-2002		C. Reid	AFZ to JBPFZ	x						VG noted near Gander Lake
7179M
2000-2009		L. & E. Quinlan	AFZ	x		x				Discovered Lachlan prospect; 61 ppm (grab sample)
Joe Batt's Pond
JBPFZ
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	x	x		x	x		10.9 ppm (grab sample)
2002-2005	Candente Resources		Greenwood Pond	x			x		x	>1,000 ppm (quartz boulders); 1.0 m @ 6.1 ppm (drillhole); 0.8 m @ 15.7 ppm (drillhole)
Paul's Pond
Goose Pond
2002-2005	Crosshair Exploration		Big Pond	x	x	x		x	x	40 − 50 ppm (trench samples)
	and Mining		Dan's Pond
Island Pond
2003	Candente Resources		AFZ		x			x	x	0.4 m @ 7.2 ppm (drillhole); 2 m @ 3.2 ppm (drillhole)

2003-2006	Paragon Minerals	KriASK Syndicate	JBPFZ	x		x	x	x	x	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name; 22.6 ppm (trench sample); 4
	Rubicon Minerals		H-Pond
Pocket Pond
2004-2005	Spruce Ridge Resources		Gander Lake	x		x		x		1.2 ppm (trench sample)
Little Harbour
2004-2005	Crosshair Exploration		Paul's Pond	x		x	x	x	x	10 − 15 ppm (trench samples); 0.35 m @ 7.1 ppm (drillhole); 0.5 m @ 4.3 ppm (drillhole)
and Mining

2005-2014		R. & E. Quinlan	AFZ to JBPFZ	x		x				18.7 ppm (grab sample); 20+ surface samples >1 ppm
		Quinlan Prospecting	12652M
2007-2008	Paragon Minerals		AFZ						x	Last drilling on AFZ pre-NFG; 0.9 m @ 2.5 ppm (drillhole); 3.6 m @ 3.2 ppm (drillhole); 1.2 m @ 5.8 ppm (drillhole)
Rubicon Minerals

2007-2010		J. Sceviour	Paul's Pond	x		x				Surface float samples above 0.2 ppm
2011-2012	Soldi Ventures		AFZ						x	5.4m @ 9.8 ppm (drillhole); 7.1m @ 12.4 ppm (drillhole)

2011-2012	Metals Creek Resources		Gander Lake	x		x		x		59.4 ppm (grab sample); 26.8m @ 0.3 ppm (trench)

2020-2024	Labrador Gold Corp.		Kingsway	x	x	x	x	x	x	501 drillholes defining 9 gold prospects

5.4	Geological Setting, Mineralization and Deposit Types

The tectonostratigraphic setting of the Queensway Project occurs within the Dunnage (mainly Exploits Subzone) and Gander zones of the Newfoundland Appalachian orogen. A poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/ terrestrial sequences, and Silurian magmatic rocks. The bedrock geology is comprised of Middle Ordovician sedimentary rocks of the Outflow and Hunt’s Cove formations (Davidsville Group) and the Main Point Formation (Hamilton Sound Group).

Gold prospects within the Queensway area are mostly concentrated along the AFZ and the JBPFZ, two major fault zones that run southwest-to-northeast through the project area. Second-order brittle faults such as the Keats-Baseline Fault Zone are also known to host gold mineralization.

Gold at the Queensway Project typically occurs as coarse grains of free visible gold in quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or have a closely spaced stockwork texture. High-grade gold mineralization, above 10 ppm Au, typically has a strong correlation between gold and quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones. High-grade gold mineralization has not been observed outside of the main vein arrays.

Gold mineralization is often associated with arsenic-bearing accessory minerals, in addition to antimony and tungsten. An alteration halo around most of the gold-rich veins is associated with the changes in the mineralogy of white mica.

5.4.1	Regional Geology

Newfoundland lies in the Appalachian orogen, which extends from Scandinavia in the north to Georgia, U.S., to the south. The Orogen provides a cross-section and record of the formation and destruction of the Pre-Cambrian to early Paleozoic Iapetus Ocean which took place over 5 orogenic events that included the:

1.	Taconic orogeny (500-455 Ma)
2.	Penobscot orogeny (485-478 Ma)
3.	Salinic orogeny (430-425 Ma)
4.	Acadian orogeny (420-390 Ma)
5.	Neoacadian orogeny (390-350 Ma).

The Appalachian orogen (325-260 Ma) contains the vestiges of the Early Paleozoic Iapetus Ocean, which formerly separated the Laurentian and Gondwanan continents, and formed during collision events that created the super-continent, Pangaea. The tectonostratigraphic setting is divided into four litho-tectonic facies, from west to east - the Humber, Dunnage, Gander, and Avalon zones based on structural, faunal, geochronological, and stratigraphic relationships. The Queensway Project is in the Dunnage (mainly) and Gander zones, as described in the text that follows.

The Gander Zone is defined by distinct poly-deformed, middle Cambrian to Tremadocian quartz-rich metapsammites and metapelites of the Gander Group which represent the continental margin sediments of Ganderia. Ganderia is interpreted to be a small ribbon continent that rifted from Gondwana during the middle Cambrian. Gander Zone rocks are mostly restricted to the Meelpaeg, Gander Lake and Mount Cormack subzones in the Newfoundland Appalachians. Parts of the Queensway Project is underlain by Gander Lake and Mount Cormack Subzone rocks.

The Dunnage Zone consists of a collage of Cambro-Ordovician ophiolitic, intra-oceanic arc, back arc and associated marine sedimentary rocks of both Laurentian and Gondwanan affinity. The zone is sub-divided into the Notre Dame (Peri-Laurentian) and Exploits (Peri-Gondwanan) subzones based on differences in their geologic/structural evolution, fauna, and isotopic characteristics. The Mekwe’jit Line (former Red Indian Line) is a major, late Ordovician suture which separates the Notre Dame Subzone in the west from the Exploits Subzone to the east. Most of the Queensway Project lies in the Exploits Subzone of the Newfoundland Appalachians.

5.4.2	Property Geology

The Queensway Project constitutes a poly-deformed fold and thrust belt that overprints Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/ terrestrial sequences, and Silurian magmatic rocks. the AFZ and the JBPFZ are major structures that transect the belt and are spatially associated with epizonal-gold mineralization. Sandeman and Honsberger propose three evolutionary models for the faults as follows: 1) east-vergent back thrusts; 2) late normal faults; or 3) overturned west-vergent thrusts reactivated as a normal fault (Sandeman, H.A.I and Honsberger, I. (2023): Gold Mineralization at the Valentine Lake, Moosehead, Queensway and Kingsway Projects; Geological Association of Canada Newfoundland and Labrador Section 2023 fall field trip, September 29 – October 1, 2023, 63 p (“Sandeman and Honsberger 2023”)).

The Appleton Fault’s hangingwall and footwall have contrasting rock-types and structural style. The following text briefly describes the distribution and spatial relationships of the various rock types in the AFZ footwall and hanging wall domains.

Most of the Queensway Project resides between the Appleton Fault footwall and the Gander River Ultramafic Belt (“GRUB”) Line. Easternmost exposures are characterized by the Gander River Ultramafic Complex (“GRUC”). Rocks include peridotite, pyroxenite, tonalite, serpentinite, talc, mafic volcanics and mafic derived volcaniclastics. Its structural base is flanked against Gander Group rocks to the east along the GRUB Line. GRUC rocks are unconformably overlain to the west by shallow to deep marine rocks of the Middle Ordovician Davidsville Group. These rocks consist of fossiliferous sandstone/limy siltstone, conglomerate, greywacke, siltstone, and mudstone.

Westernmost exposures between the Appleton Fault and the Dog Bay Line are more diverse and structurally complex. The Main Point Formation, Badger Group equivalent rocks (uncertain relationship), Indian Islands Group, and Ten Mile Lake Formation are imbricated with the Davidsville Group. The Main Point Formation includes deep-marine graphitic shales and mudstone seated above the Davidsville Group. Recent studies suggest Badger Group-equivalent rocks (conglomerate, sandstone/greywacke, siltstone/mudstone) overly the Main Point Formation (Sandeman and Honsberger 2023). These rocks are overlain by Silurian shallow marine to terrestrial rocks of the Indian Islands Group (limestone, siltstone, micaceous sandstone) and Ten Mile Lake Formation (micaceous sandstone and siltstone). The projected trace of the Dog Bay Line and Indian Islands Group/Ten Mile Lake Formation are spatially associated with mafic, intermediate, and felsic intrusive rocks of the Mount Peyton Intrusive Suite.

5.4.3	Mineralization

Gold mineralization at the Queensway Project typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture.

Arsenopyrite (AsFeS) is commonly observed to occur in conjunction with gold. Boulangerite (Pb5Sb4S11), a lead-antimony sulfosalt, is often associated with chalcopyrite (CuFeS2) in intervals of high-grade gold mineralization, however, it is much less common than arsenopyrite. Disseminated host rock pyrite/arsenopyrite mineralization is spatially associated with veining.

High-grade gold mineralization, above 10 ppm Au, typically occurs in closely spaced quartz veins associated with fault and fracture zones. High-grade gold mineralization has not been observed outside of the main vein arrays. The quartz vein textures, and mineral associations are interpreted to be indicative of an orogenic epizonal gold system.

Gold-bearing quartz veins occur in brittle faults with varying orientations that are most commonly discordant to the regional northeast trending foliation and stratigraphy. High-grade gold domains are controlled by the intersection of cross-cutting faults and their vein constituents. Dominant orientations for both vein sets and high-grade shoots have been recognized and are important interpretations for exploration targeting.

5.4.4	Mineralized Zones

NFG’s exploration programs, supplemented by historical work, has identified several mineralized gold zones in QWN and QWS blocks. The gold zones are characterized by:

●	Strong gold mineralization in quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones.
●	A gold association with arsenic-bearing minerals, in addition to antimony and tungsten.
●	An alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.

These include:

1.

The northern part of the AFZ in QWN, where the fault zone exploits the contact between a black shale interbedded with grey siltstone and greywacke in the west and a sequence of interbedded shale and greywacke in the east. Along the 9.5 km length of this mineralized zone, surface reconnaissance and trenching has established over 20 prospects, 19 of which have been drilled by NFG, including Keats, which is the most extensively drilled of the Queensway prospects.

Mineralization is hosted in a network of brittle faults adjacent to the AFZ and crosscutting the NE-striking stratigraphy. These faults and associated gold-bearing vein arrays tend to strike approximately E-W or N-S and have moderate to steep dips. The full down-dip depth has not yet been established along the entire trend but is at least 450 m as defined by drilling at the Keats prospect.

2.

The northern part of the JBPFZ in QWN, from Gander Lake to north of H-Pond, located approximately 5 km east and running parallel to the AFZ. Along the 12.5 km strike length of this zone, surface reconnaissance and trenching has established 10 prospects, 5 of which have been drilled by NFG.

Mineralization is hosted in ductile, brittle deformation zones and associated irregular vein arrays that run parallel to the SW-striking, steeply west-dipping stratigraphy. Currently, the down-dip depth is not established along the trend but is at least 150-200 m as defined by drilling at the Pocket Pond and 1744 prospects.

3.	A series of gold prospects (Figure 2) located on along the AFZ in the QWS Block that include:
(a)

Mineralized shear zones with gold associated with quartz veining and accessory sulphide minerals in greywacke and siltstone that is locally analogous to the gold discoveries made along the AFZ at QWN (e.g., Nebula, Devil’s Trench, Devils Pond South, Camp),

(b)	Gold hosted in siltstone that is intruded by a swarm of diorite-gabbroic dykes that has not been recognized at QWN (e.g., Astronaut, Nova, Goose), and
(c)	Epithermal fault zone gold mineralization defined sinter and hydrothermal breccia (e.g., Aztec).
5.4.5	Deposit Types

The Queensway Project is classified as an orogenic gold deposit, a deposit type that occurs throughout the world and includes some of the richest known gold deposits (Gardner, M. (2021): Geology Corner: The nuts and bolts of feasibility studies on gold, Canadian Mining Journal, January 14, 2021). Canadian orogenic gold deposit examples include 1) Campbell-Red Lake district, northern Ontario, 2) Porcupine-Destor Fault Zone, Timmins, Ontario, and 3) Cadillac-Larder Lake Fault Zone, eastern Ontario and Val d’Or mining district, Québec.

Orogenic gold deposits are understood to be created during continental plate collisions, when pressures and temperatures cause rocks to undergo metamorphism and dehydrate. Gold-bearing fluids are driven from the rocks and percolate through fissures and cracks. As these fluids migrate upwards, their temperature and pressure drop, causing gold, which is hard to keep in solution, to precipitate, often within quartz veins.

Conditions that cause gold to precipitate from fluids can occur deep in the crust, where temperatures and pressures are high, and the rocks are ductile. At depths of 20 km or more, metamorphism is described as granulite facies. Orogenic gold deposits can also form closer to the surface, where rocks are brittle and metamorphism is weaker, in the greenschist facies. The brittle or ductile nature of the host rock and the intensity of metamorphism give rise to different styles of gold mineralization in orogenic gold deposits, with different associated minerals. The style of mineralization observed at Queensway, with arsenic, antimony and tungsten often being associated with gold, is consistent with greenschist facies metamorphism at depths that are described in the technical literature as being epizonal to mesozonal.

The geological setting and the style of gold mineralization observed at Queensway are like those reported for the Meguma Supergroup, in Nova Scotia, Canada. NFG has also noted striking similarities between drill core samples from Queensway and core from the Fosterville Mine in the Castlemaine - Bendigo region in Australia.

5.5	Exploration

NFG has conducted exploration activities at the Queensway Project between 2016 and 2024 that include prospecting and rock sampling, soil sampling, till sampling, trenching and channel sampling, and diamond drilling programs. Ground geochemical work within the boundaries of the Queensway Project has resulted in the collection of 1,250 till samples, 27,518 soil samples, 9,019 rock samples, and 3,352 trench channel samples. The samples were analyzed for gold at commercial, independent, and accredited laboratories. As of the Effective Date, over 80% of the samples have been assayed (some results are pending).

In 2016, NFG initiated gold exploration at the Queensway Project with a till sampling program along a portion of the JBPFZ in QWN. In 2017, NFG conducted regional prospecting and trenching along the JBPFZ following up on results from the initial till program, leading to the discovery of the 1744-Glass gold prospect. Other exploration studies included a detailed geological/structural study of the trenched areas, and an electromagnetic and magnetic airborne geophysical survey.

In 2018, exploration work included an interpretation of the newly acquired geophysical data (contracted to GoldSpot), a regional and detailed geological/structural study focused primarily in QWN (contracted to GoldSpot), regional prospecting and trenching along the JBPFZ in QWN, and regional till and targeted soil surveys at QWS. Satellite imagery was collected over the project area in late spring and early summer of 2018.

In 2019, limited exploration was conducted while a project-wide review of data was done in preparation for NFG’s first drilling program. In the fall of 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond along the AFZ to improve the ability of diamond drill rigs to access the area. The first diamond drilling conducted by NFG occurred in late fall of 2019.

In 2020, exploration work included detailed till sampling programs in conjecture with regional prospecting at QWS and TP, resampling and mapping of historic gold showings around Greenwood Pond and Paul’s Pond at QWS, regional geological/structural mapping at QWS, and a trenching program focused along the AFZ at QWN, which led to the discovery of the Golden Joint Hanging Wall (formerly EllieAnna) gold showing. One additional trench was dug at QWS near Eastern Pond. An airborne geophysical survey (gravity) was conducted over QWN in early 2020.

In 2021, NFG conducted further detailed prospecting along underexplored segments of the AFZ and JBPFZ at QWN, leading to the discovery of the Big Dave gold-in-float showing. Other exploration work included regional prospecting, focused on the underexplored southern extents of QWS, till sampling along the northern segment of the JBPFZ at QWN and in various areas at QWS. Targeted soil surveys took place along the AFZ at QWN and Eastern Pond Brook at QWS in addition to trenching programs targeting various areas at QWS. Other exploration studies include an electromagnetic magnetic HELITEM2 airborne geophysical survey (contracted to CGG Canada Services Ltd.) over newly acquired licenses, a LiDAR and photogrammetry survey at QWN (contracted to RPM Aerial Services), hyperspectral satellite imagery covering a portion of QWS and further interpretation of the 2017 electromagnetic and magnetic airborne geophysical survey.

In 2022, exploration work included detailed prospecting and soil surveys over several areas in QWS, a regional till survey and prospecting over the Narrows area at QWS, and trenching accompanied by detailed geological/structural mapping of the trenched exposures in various areas at QWS. This exploration program at QWS led to the discovery of Bernard’s Pond area including the Devil’s Trench South gold showing which was subsequently drill-tested later in 2022. Other exploration studies included a regional geological/structural mapping study focused on the shorelines of Gander Lake and an interpretation of the 2021 hyperspectral satellite imagery (contracted to Perry Remote Sensing LLC).

In 2023, NFG conducted regional and targeted prospecting over newly acquired licenses (Fourth Pond, TP, and Ten Mile Lake, areas as part of the VOA Option) and other underexplored areas at QWN. Prospecting also targeted segments of the GRUB Line in the east at QWN. Other exploration activities included targeted prospecting in QWS, this work covered the underexplored and remote areas of Golden Elbow and Dead Wolf Brook. Detailed soil surveys were also completed over the northern segment of the AFZ at VOA (Fourth Pond area), GRUB Line areas in QWN, and across various regions at QWS. Trenching accompanied by detailed geological/structural mapping covered the northern segment of the AFZ at VOA (Fourth Pond area) and Keats gold prospect at QWN, in addition to various target areas at QWS. Regional geological/structural mapping also targeted various areas at QWN including the King’s Point-Outflow regions along the AFZ, and the region from Logan-Lachlan south to the north shore of Gander Lake along the JPBFZ in addition to the Narrows area at QWS.

The exploration program in 2023 led to the discovery of several new areas of gold mineralization in QWS, particularly in the Greenwood Pond and Bernards Pond (e.g.  Camp Zone) regions. Surface exploration also identified new showings at QWN along the north shore of Gander Lake/ southern extension of the JBPFZ and Outflow- King’s Point regions along the AFZ. Several geophysical programs were conducted in 2023 and include a regional seismic survey across the AFZ and JBPFZ at QWN (contracted to HiSeis of Subiaco,

Australia), ground and drone based magnetic geophysical surveys over Paul’s Pond at QWS (contracted to Pioneer Exploration and Simcoe Geoscience), and a property wide LiDAR and Orthophoto survey (contracted to Eagle Mapping Ltd.). Additional technical studies completed were a geochemical interpretation of 2022 NFG soils (contracted to Heberlein Geoscience), a geomorphology/surficial geology mapping study at QWN (contracted to Palmer) and a 3D inversion (contracted to TechnoImaging) and interpretation of magnetic and electromagnetic data over Golden Elbow at QWS (contracted to Fathom Geophysics).

In January and February of 2024, NFG completed targeted soil surveys over the GRUB Line in QWN and the Transmission Line area in QWS which had started in late 2023. Other exploration studies in early 2024 include a drone-based magnetic survey completed over Greenwood Pond, Camp and Devils Pond South areas in QWS (contracted to Rosor Exploration).

Since NFG’s previous technical report, the Company completed additional exploration in 2024 including rock sampling at QWN and QWS, as well as trenching and channel sampling at the Keats prospect.

Current surface exploration analytical result highlights include:

●	Most rock samples assay below 1 ppm Au. At QWN, 3.1% of the samples assayed between 1 and 30 ppm Au, and 0.37% had between 30 and 1,131 ppm Au (highest value from the Big Dave prospect along the AFZ). At QWS, 3.57% yielded between 1 and 30 ppm Au, and 0.11% had between 30 and 479 ppm Au (the highest value from float sample at the Camp prospect). Five per cent of the rock samples collected from TP, Little Rocky Brook, and Bellman’s Pond assayed between 1.22 and 15.79 ppm Au.
●	Most till samples assayed below 1 ppm Au. The highest gold analytical values (>30 ppm Au) were from till samples collected within the QWN and QWS blocks.
●	Soil sample grids have been used to define areas of elevated gold and other elements in soil. Most soil samples have between 0.00005 and 0. 947 ppm Au (over 99%). Four soil samples yielded over 1 ppm Au to a maximum of 2.27 ppm Au.
●	Most trench channel samples assayed below 1 ppm Au. Previous highlights from the QWN block include 18.9 ppm Au at the K2 prospect, and 4 samples from the Glass prospect trenches yielded over 11 ppm Au and up to 14.6 ppm Au. In the QWS block, the Paul’s Pond prospect trenches yielded samples with 51.5 and 42.4 ppm Au.
●	During August to November 2023, NFG undertook a major excavation effort at the Keats trench where the Company removed overburden to expose a 200 m long by 70 m wide area that roughly corresponds to the known surface expression of the high-grade segment of the Keats-Baseline Fault Zone. An ongoing detailed mapping and channel sampling program is being conducted by NFG with current results from the channel sampling returning several intercepts of gold mineralization, including one sample of 1,808 ppm Au over 0.98 m. Additional assay results are still pending.

With respect to geophysical survey work, during 2023 and 2024, NFG completed,

●	A geophysical integration study in the Paul’s Pond prospect area involving the collection and interpretation of two joint magnetics and VLF-EM surveys that highlighted a large magnetized lithological unit and various conductive southwest-northeast trending lineation’s stretching the extent of the area thought to be lithological contacts or faults.
●	A 3D seismic survey covering a 46 square-km block (5.8 km by 8.0 km) along the larger extent of the Appleton and JBP fault zones in the QWN block. Detailed interpretive work is ongoing.
●	A drone-based magnetics survey over the Greenwood and Bernards Pond areas, covering roughly 1,470 line-km that provides a lithological and structural foundation of a large portion of QWS block.

Based on data from surface reconnaissance and mapping studies, surface till and grab rock prospecting samples, trench channel rock samples, and geophysical surveys, NFG has identified several mineralized prospects along the AFZ and the JBPFZ in the QWN and QWS blocks.

Figure 3 - Gold prospects and zones within the Queensway Property. Detailed prospects are presented for Queensway North and Queensway South blocks in Figure 3 and Figure 4.

600000
620000
640000
660000
680000
5460000
5440000
5420000
5400000
5380000
5360000
Lewisporte
Botwood
Bishops Falls
Grand Falls-Windsor
Glenwood
Gander
VOA
QWN
QWS
AFZ
JBPFZ
Dog Bay Line
GRUB Line
N
Legend
Au Showings
Au Prospects
Major Fault Zone
Property Boundary
VOA Option
Waterbodies
Road
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Gold Prospects at the Queensway Property
1:700,000
UTM N83 Zone 21
October 2024
0
20
km
APEX GEOSCIENCE

Figure 4 - Gold prospects and zones within the Queensway North Block.

Figure 5 - Gold prospects and zones within the Queensway South Block.

Gossaneous Zone 1
Gossaneous Zone 2
Knob Hill
Root Showing
Third Pond
Jonathans Pond
Jonathans Second Pond
Appleton #1
GRUB Line
JBPFZ
AFZ
Dog Bay Line
Blue Peter
Clydesdale
T Rex
Cracker
Dropkick
Home Pond
Grid 69 Gold
Karate Chop South
Hank 2
Hank 1
Midway
Pristine
Bigger Vein 2
Big Vein
Appleton #2
HM
Knobby
Virginia Holdings
Big Dave
Golden Glove
Everest
Zone 36
Lotto North
Honeypot
K2
Jackpot
French 26
Lotto
Dome
Monte Carlo
Powerline
Little Zone
Golden Joint
Hornet
Keats West
Iceberg Alley
Road
Iceberg East
Iceberg
Keats
Cokes
Bowater
TCW
Keats South
TCH
Bullet
Letha
Quarry
Road Breccia
The Knob
Grouse
Jasperoid
The Outflow
Lachlan
Logan
798
1744
Glass Pond
Quartz Pond
H Pond
Pocket Pond
Joe Batts Pond
N
Legend
Au Showings
Au Prospects
Major Fault Zone
Property Boundary
VOA Option
Waterbodies
Road
City/Town
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Gold Prospects at Queensway North
1:200,000
UTM N83 Zone 21
October 2024
0 5
km
APEX GEOSCIENCE

5.6	Drilling

To the Effective Date, NFG has completed a total of 2,388 diamond drillholes for a total of 583,000 m at the Queensway Project (Table 5) and assayed a total of 536,402 samples from 2,329 drillholes at independent laboratories. Assay results for the remaining 29 drillholes are pending. A summary of drill core sample gold assays used to document this section, for each drilled prospect, is presented in Table 6.

A general summary of NFG gold prospects associated with the 2019-2024 drill program is presented under heading “Mineralized Zones”. Since NFGs previous technical report, NFG has either discovered-by-drilling, or drill-advanced, the following gold prospects:

●	Queensway North Prospect Drilling Updates: Dome, Everest, Golden Joint, Honeypot, Iceberg, Iceberg Alley, Jackpot, Keats South, Keats West, Lotto North, Monte Carlo Road and Big Vein (Big Vein was already discovered by LabGold.
●	Queensway North Drilling Discoveries: Golden Dome, and Pistachio.

Table 5 - Summary of drillholes from NFG’s diamond drilling program.

A) Queensway North		2019		2020		2021		2022		2023		Jan 1 - Nov 1 2024		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
798	QWN					2	469							2	469
1744	QWN	2	522			23	7,309	3	1,155					28	8,986
Big Dave	QWN							24	7,792					24	7,792
Big Vein	QWN											4	1,258	4	1,258
Cokes	QWN					12	3,790	18	4,918	38	6,243	7	665	75	15,616
Dome	QWN	2	116	5	993	5	1,107	13	4,117	4	1,212	1	431	30	7,976
Dropkick	QWN											1	392	1	392
Everest	QWN							15	4,594	14	3,643	9	2,854	38	11,091
Gambit	QWN									3	552			3	552
Gander Outflow	QWN							2	1,345			10	1,760	12	3,105
Glass	QWN	4	879					2	679					6	1,558
Golden Bullet	QWN							2	898	1	308			3	1,206
Golden Dome	QWN											1	578	1	578
Golden Glove	QWN											2	739	2	739
Golden Joint	QWN					51	17,224	22	5,834	30	3,977	2	840	105	27,876
Green Mantle	QWN											2	352	2	352
H Pond	QWN									4	1,373			4	1,373
Honeypot	QWN							10	2,611	28	5,099	17	2,966	55	10,676
Iceberg	QWN					4	1,788	8	2,111	117	31,894			129	35,793
Iceberg Alley	QWN							1	353	27	3,781	10	2,042	38	6,176
Iceberg East	QWN							6	2,038	89	16,904	4	2,768	99	21,710
Jackpot	QWN							9	2,682	60	10,663	14	3,841	83	17,185
K2	QWN					5	1,129	18	4,725	102	17,178	23	4,438	148	27,471
K2 West	QWN									5	1,030			5	1,030
Keats	QWN	2	469	41	8,767	195	54,935	84	24,495	38	4,372	1	1,162	361	94,200
Keats North	QWN							76	20,478	45	6,073			121	26,551
Keats South	QWN					13	4,585	46	23,967	25	5,006	12	10,228	96	43,787
Keats West	QWN					2	748	67	15,228	86	14,833	12	3,237	167	34,046
Kings Point	QWN									5	787			5	787
Knob	QWN					14	2,664	24	3,621					38	6,286
Knobby	QWN											8	2,678	8	2,678
Little Zone	QWN			6	769					19	3,881	3	1,272	28	5,922
Lonely Mountain	QWN									3	567			3	567
Lotto	QWN			13	3,032	45	13,405	34	8,444	4	1,174			96	26,055
Lotto North	QWN					4	674	42	10,487	33	7,167	7	2,388	86	20,715
Monte Carlo	QWN							22	4,781	80	16,834	13	3,847	115	25,462
Pistachio	QWN											4	1,493	4	1,493
Pocket Pond	QWN					42	9,677	4	1,052	8	1,789			54	12,518
Powerline	QWN					3	595	9	1,832	43	8,033	2	916	57	11,376
Pristine	QWN											1	412	1	412
Road	QWN			2	429	2	508	2	595	9	2,121	13	2,971	28	6,625
Rocket	QWN					2	492	29	6,064	5	769	6	950	42	8,275
TCH	QWN					4	969	5	1,921					9	2,891
TCW	QWN							14	3,321	8	2,210			22	5,531
Whiskey Pocket	QWN					2	449	25	8,161					27	8,609
	Totals	10	1,985	67	13,989	430	122,517	636	180,299	933	179,472	189	57,481	2,265	555,745

B) Queensway South		2019		2020		2021		2022		2023		Jan 1 - Nov 1 2024		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
Astronaut	QWS							2	718	8	2,117			10	2,835
Aztec	QWS							2	739					2	739
Devil's Pond S/Camp	QWS							3	438			6	1,458	9	1,896
Devil's Trench	QWS							4	551					4	551
Eastern Pond	QWS							1	407	9	1,934			10	2,341
Golden Elbow	QWS									3	906			3	906
Goose	QWS							5	743					5	743
Greenwood	QWS							6	756					6	756
Mars	QWS											8	871	8	871
Nebula	QWS							2	448	4	690			6	1,138
Nova	QWS							4	1,103	7	1,118			11	2,221
Paul's Pond	QWS							4	1,352	3	900			7	2,252
Potato Trench	QWS											5	1,096	5	1,096
Till Raft	QWS									3	714			3	714
	Totals	0	0	0	0	0	0	33	7,255	37	8,379	19	3,425	89	19,059

C) VOA Option areas		2019		2020		2021		2022		2023		Jan 1 - Nov 1 2024		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
69 Zone	VOA									4	972			4	972
BD Pond	VOA									1	350			1	350
Bigger Vein	VOA									2	700			2	700
Bigger Vein 2	VOA									1	600			1	600
Fork in the Road	VOA									2	285			2	285
Hank 1	VOA									7	1,360			7	1,360
Hank 2	VOA									1	441	1	402	2	843
Hank 3	VOA									2	507			2	507
Home Pond	VOA									3	515			3	515
Karate Chop South	VOA									3	555			3	555
	Totals	0	0	0	0	0	0	0	0	26	6,285	1	402	27	6,687

D) Twin Ponds		2019		2020		2021		2022		2023		Jan 1 - Nov 1 2024		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
Twin Ponds	TP							7	1,508					7	1,508

	2019		2020		2021		2022		2023		Jan 1 - Nov 1 2024		Total
Queensway Property Totals	10	1,985	67	13,989	430	122,517	676	189,063	996	194,137	209	61,308	2,388	583,000

Table 6 - Summary of drill core sample gold assays

A) Queensway North

		Assay Certificate Completion Year
Prospect	Block	2019	2020	2021	2022	2023	Jan 1 - Nov 1 2024	Total Samples Assayed*
798	QWN			127				127
1744	QWN		504	2,495	1,849			4,848
Big Dave	QWN				7,366	604		7,970
Big Vein	QWN						700	700
Cokes	QWN			2,247	3,490	9,462	983	16,182
Dome	QWN	14	90	2,357	4,010	711	656	7,838
Everest	QWN				628	7,549	2,938	11,115
Gambit	QWN					619		619
Gander Outflow	QWN					1,262	1,795	3,057
Glass	QWN		854	7	224			1,085
Golden Bullet	QWN					1,266		1,266
Golden Dome	QWN						620	620
Golden Glove	QWN						837	837
Golden Joint	QWN			10,189	9,756	4,717	296	24,958
H Pond	QWN					629	4	633
Honeypot	QWN					6,581	2,597	9,178
Iceberg	QWN			1,381	446	31,067	3,429	36,323
Iceberg Alley	QWN					2,743	2,844	5,587
Iceberg East	QWN				1,878	16,945	1,975	20,798
Jackpot	QWN					12,673	3,463	16,136
K2	QWN			365	880	20,916	5,900	28,061
K2 West	QWN					1,102		1,102
Keats	QWN	27	1,848	38,214	32,429	12,935	1,071	86,524
Keats North	QWN				12,540	10,454	795	23,789
Keats South	QWN			412	20,481	9,452	5,945	36,290
Keats West	QWN				6,743	22,246	4,279	33,268
Kings Point	QWN						875	875
Knob	QWN			2,039		3,385		5,424
Knobby	QWN						1,541	1,541
Little Zone	QWN		769	21		4,168	1,375	6,333
Lonely Mountain	QWN					614		614
Lotto	QWN		1,513	8,484	12,673	1,556	139	24,365
Lotto North	QWN			378	6,479	10,409	1,772	19,038
Monte Carlo	QWN				417	20,111	3,834	24,362
Pistachio	QWN						383	383
Pocket Pond	QWN			3,410	2,063	971		6,444
Powerline	QWN				797	9,519	20	10,336
Road	QWN			454	983	2,111	2,394	5,942
Rocket	QWN			525	2,961	2,813	950	7,249
TCH	QWN			464	7,230	1,471		9,165
TCW	QWN				2,945	2,955		5,900
Whiskey Pocket	QWN			132	1,077			1,209
	Totals	41	5,578	73,701	140,345	234,016	54,410	508,091

B) Queensway South

		Assay Certificate Completion Year
Prospect	Block	2019	2020	2021	2022	2023	Jan 1 - Nov 1 2024	Total Samples Assayed*
Astronaut	QWS					3223		3223
Aztec	QWS					789		789
Devil’s Pond S/Camp	QWS					445	1642	2087
Devil’s Trench	QWS				86	515		601
Eastern Pond	QWN					2236	288	2524
Golden Elbow	QWS					997		997
Goose	QWS				485	349		834
Greenwood	QWS				824			824
Mars	QWS						884	884
Nebula	QWS					1261	27	1288
Nova	QWS				326	2150		2476
Paul's Pond	QWS				864	1661	6	2531
Potato Trench	QWS						1224	1224
Till Raft	QWS					723	21	744
	Totals	0	0	0	2585	14349	4092	21026

B) VOA Option areas

		Assay Certificate Completion Year
Prospect	Block	2019	2020	2021	2022	2023	Jan 1 - Nov 1 2024	Total Samples Assayed*
69 Zone	VOA					987		987
BD Pond	VOA						248	248
Bigger Vein	VOA						650	650
Bigger Vein 2	VOA						542	542
Fork in the Road	VOA					101	149	250
Hank 1	VOA					312	679	991
Hank 2	VOA						556	556
Hank 3	VOA						310	310
Home Pond	VOA						525	525
Karate Chop South	VOA					464	2	466
	Totals	0	0	0	0	1864	3661	5525

D) Twin Ponds

		Assay Certificate Completion Year
Prospect	Block	2019	2020	2021	2022	2023	Jan 1 - Nov 1 2024	Total Samples Assayed*
Twin Ponds	TP				1760			1760

	2019	2020	2021	2022	2023	Jan 1 - Nov 1 2024	Total Samples*
Queensway Property Totals	41	5,578	73,701	144,690	250,229	62,163	536,402

NFG’s most significant gold intercepts in the Queensway Project occur along the northern part of the AFZ within the QWN block where drilling has identified numerous gold zones that collectively include the Keats, Keats North, Cokes, Iceberg, Iceberg East, Iceberg Alley, Keats West, Road, Golden Joint, Powerline, Dome, Lotto, Monte Carlo, Lotto North, K2, Jackpot, Honeypot, Everest, Knob, Grouse, and Trans-Canada Highway prospects. The fault zone exploits the contact between a black shale interbedded with grey siltstone and greywacke in the west and a sequence of interbedded shale and greywacke in the east. Mineralization is also hosted in a network of brittle faults adjacent to the AFZ and crosscutting the northeast-striking stratigraphy.

While significant untested gaps still exist, NFG has defined a 6 km long mineralized strike area along the AFZ within the QWN block called the Appleton Fault Zone Mineralized Envelope. Mineralized zones within this mineralized envelope have been discovered on the east and west sides of the AFZ. The fault damage zone has an apparent width extent of 400 m, or 200 m on each side of the AFZ, and in certain places extends 500 m outward from the fault. In addition, gold prospects are defined to occur along offshoot faults associated with the AFZ. For example, the Keats, Iceberg, and Iceberg East prospects are associated with the Keats-Baseline Fault Zone, which splays outward in a northeast direction from the AFZ. Ongoing through 2024, the Company has been conducting a deep drilling program testing the Keats Baseline Fault Zone – AFZ structural corridor. NFG also commenced drilling within the newly acquired Labrador Gold Corp.’s Kingsway Project.

NFG exploration in the northern part of the JBPFZ in the QWN block, has established 10 prospects, 5 of which have been drilled by NFG. Gold mineralization is hosted in ductile-to-brittle deformation zones and associated irregular vein arrays that run parallel to the southwest-striking, steeply northwest-dipping stratigraphy.

NFG has located a series of gold prospects along the AFZ in the QWS block that include 1) mineralized shear zones with gold associated with quartz veining and accessory sulphide minerals in greywacke and siltstone that is locally analogous to the gold discoveries made along the northern portion of the AFZ (e.g., Nebula, Devil’s Trench, Devils Pond South, Camp), 2) gold hosted in siltstone that is intruded by a swarm of gabbroic dykes that has not been recognized at QWN (e.g., Astronaut, Nova, Goose), and 3) epithermal fault zone gold mineralization defined sinter and hydrothermal breccia (e.g., Aztec).

5.7	Sampling, Analysis and Data Verification
5.7.1	Sample Collection

Till samples were collected and prepared with the goal of analyzing the number and size of gold grains. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of the fine material, less than 8 mm, along with 1 kg of the coarse material, the pebbles greater than 8 mm, was packed in a heavy-duty plastic bag and sealed with a cable tie. The -8 mm fraction was used for analysis of gold content, while the +8 mm pebbles were used to log lithology. Till samples were shipped to Overburden Drilling Management (“ODM”) who created a concentrate.

Soil samples were acquired by NFG geologists using a “Dutch Auger” to penetrate down to and sample the B-soil horizon. NFG soil sampling programs also utilized the mass spectrometer Halo mineral identifier on soil samples to determine if the Halo system could recognize alteration halos. Since July 2022, the soil samples were dried and sieved at site. The soil samples were bagged, labelled, and shipped to the laboratories for analysis at Eastern Analytical Ltd. (“Eastern Analytical”) in Springdale, NL and ALS Canada Ltd. (“ALS”) in Vancouver, BC.

Rock samples are defined as surface outcrop and float samples, and trench channel samples, that were collected in the field by NFG geologists. Rock grab samples and trench channel samples were placed in heavy duty plastic bags, which were then labelled, sealed, and transported by NFG geologists to NFG’s core facility in Gander, NL. At the core facility, the samples’ labels were checked, and the samples were amalgamated into larger bags for transportation of the rock samples, by NFG employees, to the laboratories, that include over the life cycle of the project: Eastern Analytical; ALS, which includes rock preparation labs in multiple Canadian jurisdictions and ALS’ Vancouver analytical laboratory in Vancouver, BC; MSALABS in Val-d’Or, QC; and SGS Canada Inc. (“SGS”) in Burnaby, BC.

HQ and NQ -sized diamond drill core is transported in sealed core boxes from the NFG prospects and drill sites by NFG employees to the Company’s primary core facility in Gander, NL where the core is logged and analysed by non-destructive mass spectrometer Halo hyperspectral mineral identifier measurements prior to sampling. Once logging is completed, the drill core is transferred to a separate cutting section within the core facility.

The drill core samples are 0.3 to 1 m in core length. The HQ and NQ core is sawn in half by diamond saw blades, in which half the core is collected in plastic sample bags for transportation to the laboratories, and the other half is re-orientated into its original position in the core boxes for archival core storage at NFG’s archive core facility in Appleton Business Park in Appleton, NL. Where necessary due to poor core competency, a hydraulic splitter may be used. At the core facility, the samples labels were checked, and the samples were amalgamated into larger bags for transportation of the core samples by NFG employees to the laboratories: Eastern Analytical, ALS, MSALABS, and SGS.

5.7.2	Sample Security

The procedures for establishing an auditable chain of custody for every sample, and for ensuring the integrity of samples between the project site and the laboratory, are the same as in previous years.

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (“CoC”). The collection and packaging of samples for shipping was undertaken by contractors of NFG under the supervision of NFG’s Chief Operating Officer (“COO”), Greg Matheson (P. Geo.). Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day, which is secured by lock and key at night and under video surveillance. A CoC document was created by the sample processing manager that includes a list of sample numbers and signature lines for the courier and NFG representative, confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags, which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information and numbered security seals.

All sample transport handling, tracking, and CoC documentation is supervised by NFG personnel. At present, all ALS samples are shipped by commercial courier on a regular basis. NFG contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to NFG for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by NFG sample processing manager for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, NFG’s COO and database geologist were informed, and the samples were logged in and checked against NFG’s submittal form and chain of custody document for any discrepancies.

5.7.3	Preparation and Analysis

NFG has historically used a variety of independent, commercial, and accredited laboratories that include Eastern Analytical, ALS, Activation Laboratories Ltd. (“ActLabs”), SGS, ODM, and MSALABS. Chronologically, the general sample preparation and analytical workflow includes:

●	Prior to May 2018, all NFG samples were transported directly to the Eastern Analytical laboratory in Springdale, NL.
●	Since May 2018, and in addition to Eastern Analytical, the samples were also prepared by ALS laboratories in Thunder Bay, ON, Timmins, ON, Sudbury, ON, Winnipeg, MB, and Moncton, NB prior to being analysed by fire assay at ALS, in Vancouver B.C. The rock and core samples are also analysed using a 4-acid multi-element ICP/MS package (ALS method code ME-ICP61 and ME-MS61) and a pycnometer for specific gravity (ALS method code OA-GRA08b) for drill core samples only at ALS in Vancouver.
●	NFG paused sending samples to Eastern Analytical in October 2021. In May 2023, NFG resumed sending rock samples to Eastern Analytical.
●	From May 2022 to June 2024, NFG submitted approximately half of the drill core samples for gold determination by PhotonAssayTM at MSALABS in Val-d’Or, QC. The core samples were also analysed using a 4-acid multi-element ICP/MS package (ALS method code ME-ICP61 and ME-MS61).
●	Since June 2024, NFG submits 100% of the drill core samples for gold determination by PhotonAssayTM or screened metallic at ALS laboratories in Thunder Bay, ON. Select samples are analysed using a 4-acid multi-element ICP/MS package (ALS method code ME-ICP61 and ME-MS61).
●	Since January 2024 and in addition to ALS’s multi-element ICP-MS package, all rock and drill core samples are also analysed by Photon Assay™ at ALS in Thunder Bay, ON.
●	Other intermittent analytical work was conducted at ActLabs in Ancaster, ON (till multi-element analysis), ODM in Nepean, ON (till heavy-mineral concentrates), and SGS in Burnaby, BC (check analytical laboratory).

5.7.4	Laboratory Accreditation

Eastern Analytical, ActLabs, ALS, MSALABS,  and SGS are commercially accredited labs that are independent of NFG. The predominant labs that performed rock and drill core fire assays (Eastern Analytical and ALS) are both accredited for fire assay determinations to the requirements of ISO/IEC 17025:2017. Eastern Analytical is accredited by the Canadian Association for Laboratory Accreditation Inc. and ALS by the Standards Council of Canada. SGS is also accredited to ISO/IEC 17025:2017.

The labs that performed multi-element ICP analyses (Eastern Analytical, ALS and ActLabs) are ISO-accredited for multi-element analytical methods.

MSALABS operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. The first PhotonAssayTM results for the Queensway Project were released in January 2022, a small set of 69 samples from two drillholes. These were completed at the Intertek Genalysis laboratory in Perth, Australia, where the PhotonAssayTM method is accredited to ISO/IEC 17025 (2017) by the National Association of Testing Authorities, Australia. MSALABS deployed a PhotonAssayTM unit in Val-d’Or, Quebec, in March 2022. MSA Val-d’Or received ISO/IEC 17025 (2017) accreditation on August 30, 2023, for the gamma ray analysis (PhotonAssay™) of samples for gold.

ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA. ALS is accredited under ISO/IEC 17025 (2017) for fire assay analysis at their Vancouver, BC facility.

5.7.5	Laboratory Sample Preparation

Till samples: ODM created a concentrate of the till samples provided by NFG. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described.

Soil samples: At Eastern Analytical, the soil samples were dried and sieved through 80 mesh (-180 µm) prior to gold analysis. At NFG, the soil samples were dried and screened through 80 mesh.

Eastern Analytical Rock and Core Sample Preparation: Eastern Analytical crushed to 80% less than 2 mm, pulverized to 95% less than 106 μm, and selected 30 g and 40 g aliquots for analyses by fire assay and screen fire assays, respectively.

ALS Rock and Core Sample Preparation: The NFG samples for analysis by Photon Assay™ were prepared at ALS Thunder Bay, ON. The entire sample is crushed in a Boyd Mk 4 crusher to 70% passing -10 mesh (2 mm; Method Code CRU-31). For non-visible gold (“VG”) samples, the sample is riffle split into an approximately 500 g jar, with the remainder stored as reject. For VG samples, total number of required jars is estimated based on weight, then all material is riffle split until no sample remains.

Samples selected for multi-element have the first jar (if more than one jar was prepared) pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (PUL-32m) and collected in the master pulp bag. A split of 150g is taken from the master pulp and shipped to ALS Vancouver, BC for analysis.

The NFG samples previously shipped for fire assay, were prepared at ALS, Sudbury, ON, Thunder Bay, ON, Timmins, ON, Winnipeg, MB or Moncton, NB. A split of the pulp was forwarded to ALS, Vancouver, BC, for routine fire assay and multi-element ICP. For samples submitted for screened fire assay (“SFA”) (ALS method Au-SCR24C), samples are screened in Sudbury; the entire plus fraction is shipped to ALS, Vancouver, BC, along with approximately 200 grams of the fine fraction.

For routine or non-mineralized samples (expected less than 1 ppm Au), assay preparation procedures at ALS involved crushing of the entire sample in a Boyd Mk 4 crusher to 70% passing -10 mesh (2 mm; Method Code CRU-31). A 1,000-g aliquot was collected by standard riffle split and the remainder was bagged and stored as coarse reject. This aliquot was pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (PUL-21) and collected in the master pulp bag. From this bag, 100–140 g was scooped using the laboratory split sample envelope and sent to the analytical facility in Vancouver to be analysed by fire assay and the multi-element analytical method.

For the SFA procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; ALS Method Code CRU-21). Excess material has been stored as a coarse reject. The crushed sample was pulverized in an LM2 pulveriser (ALS Method Code PUL-21) to 85% passing 200 mesh (75 μm) using bowls with a capacity of 1 kg.

MSALABS Rock and Core Sample Preparation: The NFG samples were crushed, distributed into plastic jars, and assayed at MSALABS, Val-d’Or, QC. For all samples, the entire sample is crushed in a TM Terminator jaw crusher or Rocklabs Smart BOYD jaw crusher to 70% passing -10 mesh (2 mm). For non-VG samples, the sample is either riffle split in the case of the Terminator crusher being used, or rotary split automatically by the Boyd crusher, into a single approximately 500 g jar, with the remainder stored as reject. For VG samples, the sample is manually scooped into approximately 500 g jars until no sample remains.

5.7.6	Quality Assurance and Quality Control

NFG inserted quality assurance and quality control (“QA-QC”) samples once into every 10 NFG samples on average, that included Sample Blanks, OREAS Certified Reference Materials (“CRMs”), and core duplicate samples. The Sample Blank material is quartz sandstone from the Botwood Group at Peter’s River Quarry in central Newfoundland. Between 500-600 g of Sample Blank material is submitted to the laboratory for each blank insertion within the sample stream for routine fire assay. Approximately 3 kg of blank material is submitted for each blank insertion of those samples that are submitted for SFA. The CRMs were purchased from Ore Research and Exploration Pty Ltd. and represent certified, homogenous quality control material that is distributed in sealed packets. In addition, NFG conducted lab-check assays and completed a comparison between conventional screen fire assays and PhotonAssayTM analyses. Finally, the laboratories conducted pulp duplicate and coarse reject duplicate analyses.

NFG has commissioned Analytical Solutions Ltd. (“Analytical Solutions”) to design and review the QA-QC program at the Queensway Project. The QA-QC protocols and interpretation of results are performed by NFG under the direction of Lynda Bloom, P. Geo. Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for CRMs and blanks fall outside allowed tolerances. All results stated have passed NFG’s quality control protocols. The Qualified Person has reviewed the QA-QC work conducted by Analytical Solutions and concludes that NFG’s QA-QC program is consistent with industry best practices.

The QP has reviewed the sampling and analytical procedures, and QA-QC work that was completed by LabGold at the Kingsway Project (now part of NFGs QWN block) as presented in Tettelaar (2024).

In the QP’s opinion the procedures for sample preparation, analysis and security for till, soil, rock, and drill core are reasonable and meet the industry standards for exploration best practices (CIM, 2018). The laboratories, including Bureau Veritas Ltd., SGS Canada Inc., Eastern Analytical Ltd., ALS Canada Ltd., and Overburden Drilling Management Ltd. are reputable, commercial, and independent Canadian labs that are accredited in accordance with International Standard ISO/IEC 17025:2017.

In the QP’s opinion the scope, extent, and purpose of the QA-QC procedures were reasonable and effective within LabGold’s early-stage exploration work programs. QA-QC protocols included the insertion of duplicate samples (n=404 for soil and drill chip samples), Certified Reference Material (“CRM”) sample standards (n=3,089 for rock, soil, and drill chip/core analytical samples), and blank samples (n=1,794 blanks) into the analytical sample stream. The duplicate samples analyses show good field sample collection and sample preparation protocols were used, and the sampling and analytical precision were reproducible. The CRM analytical results provide assurance of the accuracy of the data. The sample blanks show there is minimal contamination. A portion of the diamond drill core pulp material was assayed at a secondary laboratory (n=1,927 pulp samples) and demonstrated no apparent bias in the gold assay results between the two laboratories. No property-specific geological standards were prepared or included in the sampling programs.

In summary, the QP believes the LabGold legacy data, including soil, rock, and core sampling and analytical data, are of value to NFG and the Queensway Project. Verification procedures such as re-sampling of LabGold’s archived drill cores and twinning of drillholes will allow NFG to audit the legacy data to enable the company to accept responsibility for its use within the program and within any future mineral resource studies.

During the site inspection, the QP discussed logging protocols, density measurements, sampling procedures and QA-QC measures with the NFG team. All-in-all, the Company, and the on-site team, has used the appropriate methodologies with respect to sample preparation, analyses and security to ensure the integrity of the data.

5.7.7	Data Verification

NFG’s Queensway Project is an early-stage exploration project, and this report presents a summary of the Company’s exploration programs through to the Effective Date. The primary datasets involve 1) historical exploration results, and 2) NFG’s exploration programs including till, soil, rock, and drill core sample collection and analytical work.

The QP has not validated all historical mineral occurrences within, and adjacent to, the Queensway Project; rather the QP is dependent on the Government of Newfoundland and Labrador geologists and staff that have meticulously compiled the mineral occurrences through a series of compilation efforts originating in 1976 and maintained to the present. Historical drillhole information was provided to the QP by NFG’s management team during the onset of the report preparation in December 2022. These data were originally compiled by NFG from numerous assessment reports. The only method currently available for the QP to validate the historical drill locations and complementary information is by comparing the historical drillhole information against the publicly available government GIS database, and hardcopy assessment reports related to the historical projects. Historical soil, rock, till, trench channel, stream sediment and lake sediment sampling and gold assay datasets were provided to the QP by NFG’s management team as csv files during the onset of the report preparation. The data were only partially validated by the QP by comparing the data in the electronic dataset versus the publicly available, hardcopy assessment reports.

The QP validated the surface geochemical sample assays by comparing NFG electronic assay data against the hard copy laboratory certificates. In addition, the location of some of the anomalous surface geochemical assay data was validated in comparison to the historical mineral occurrences. The QP communicated any errors to NFG within the surface geochemical databases, who in-turn, made the appropriate revisions.

The geological QP validated the NFG drillhole collar database by independently documenting the collar locations of 6 random drillholes during a QP site inspection. All drill core assay data were exported from NFG’s MX-Deposit software and divided into smaller assay datasets that were based on individual prospects. The assay files were then validated by the QP against the hardcopy laboratory certificates. There were no gold assay errors. The QP communicated any errors to NFG within the drillhole collar/assay databases, who in-turn, made the appropriate revisions.

The QP validated the laboratory density measurements by comparing the electronic data file provided by NFG against the hard copy laboratory certificates. No errors were observed.

All three Technical Report authors have completed Qualified Person site inspections at the Queensway Project: most recently, Mr. Eccles on January 12-13, 2023, Mr. Simmons on October 19, 2023, and Mr. Jorgensen on November 29, 2023.

The QP has reviewed historical exploration information associated with the Queensway Project, and surrounding area, and concludes that the survey information yields valid information as related to the geology of the Queensway Project and are therefore sufficient to be used in background geological interpretations.

The QP has reviewed the adequacy of NFG’s sample preparation, security, and analytical procedures and found no significant issues or inconsistencies that would cause one to question the validity of the data. The exploration work was conducted in accordance with CIM Mineral Exploration Best Practice Guidelines (2018). The analytical work was conducted at independent, commercial, and accredited laboratories that used reasonable gold standard sampling practices and analytical methods.

With respect to QA-QC work, NFG has properly utilized and interpreted CRMs, Sample Blanks, core duplicates, pulp duplicates, coarse reject duplicates, and check-lab assays. Additionally, NFG has conducted a robust comparison between conventional screen fire assays and PhotonAssayTM analyses that provides a reasonable and sufficient level of confidence in the PhotonAssayTM technique. The review of the QA-QC results enables the QP to form the opinion that the NFG exploration data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy.

5.8	Mineral Processing and Metallurgical Testing

Metallurgical test work completed to date for the Queensway Project includes an evaluation of the Keats, Golden Joint, Lotto, Iceberg and Iceberg East mineralized zones.. Four Master Composites (Keats 1, Keats 2, Lotto, and Iceberg) were assembled using 148 Variability Composites generated from approximately 1,350 m of drill core with a combined weight of 4,800 kg. A Master Composite was not prepared from the Golden Joint Variability Composites due to the lack of sufficient mass for testing.

The tested mineralized zones contain significant free-milling gold that is amenable to both gravity and leach extraction. Free gold grains greater than 150 microns in size were observed predominantly in the quartz veins located throughout the tested zones. Positive gold extraction percentages were achieved using gravity separation and conventional carbon-in-leach technologies. The Variability Composite samples  were subjected to gravity gold extraction at a target grind of 212 µm, gravity tails were reground to target grinds of 75 µm and 37 µm, then treated by carbon-in-leach for 24 hours. The average gold weighted extraction percentage from the mineralized zones ranged between 90.0% and 96.9% when reduced to a product size of 75 µm.  Lower gold extractions were observed for some Variability Composite samples that had lower gold head grades and contained elevated levels of arsenic.

Comminution test work indicated that the tested material had an SMC breakage test to determine A x b index values of between 59.4 and 65.9 (average 63%) and a Bond Work Index of between 16.2 and 18.3 kWh/t (average 18 kWh/t).

The test work demonstrates that conventional gravity separation and carbon-in-leach are well-suited extraction methods for gold mineralization of the prospects tested to date at the Queensway Project. The results of the comminution test work indicate that the mineralized material would be amenable to a conventional SAG/Ball milling circuit and would have moderate grinding requirements in a secondary ball mill.

The metallurgical test work that has been completed to date has identified samples from numerous vein structures across different sections of the mineralized zone from surface to depth. The sample analysis has included lithology, vein structure, mineralogy, QEMSCAN mineral abundance, ICP elemental assay, gravity gold extraction, comminution characteristics, preg-rob characteristics, carbon and sulfur speciation, cyanide gold extraction, and flocculation and filtration characteristics. Alternative process schemes have been tested including carbon flotation and sulfide flotation, followed by concentrate regrind and intensive cyanide leaching of the concentrate for final gold extraction. These alternate flowsheets did not appear to improve overall gold extraction.

Due to the number of samples and the comprehensive nature of the analysis, future test opportunities are limited and the risk to predicted gold extraction minimized. Table 7 identifies the risks associated with gold extraction and mineral processing.

Metallurgical test work is continuing on other adjacent resources and results are pending.

Table 7 - Risks associated with gold extraction and mineral processing.

Risk Description	Likelihood	Consequence Rating	Risk
The full effect of preg-rob materials in the mineralized zones may be higher than tested	Unlikely	Moderate	Low
Refractory gold found in arsenopyrite/pyrite may be higher than tested	Unlikely	Moderate	Low
Reagent consumptions have not been optimized	Likely	Low	Low
Gravity gold recovery is overestimated	Likely	Low	Low

5.9	Mineral Resource and Mineral Reserve Estimates

NFG has yet to conduct mineral resource estimation work at the Queensway Project.

5.10	Recommendations

In the Technical Report, a two-phase work program is recommended with an estimated total cost of CDN$72.1 million with a 10% contingency. A summary of the program with cost estimates is presented in Table 8.

Phase 1 work recommendations are estimated to cost $36.7 million with a 10% contingency, and include 1) geophysical surveys in the QWN and QWS blocks, 2) surface exploration work including exploratory work and advanced trench rock sampling in the QWN and QWS blocks, 3) a Phase 1 drill program that consists of step-out and infill drilling to further define and delineate the gold mineralization at known prospects in the QWN and QWS block, target delineation drilling at the QWS, VOA, and TP blocks to follow-up on recent exploration programs that yielded favourable geological interpretations, and exploratory drilling along the APZ and JPBFZ to test targets identified through surface exploration work programs and specifically at the former LabGold Kingsway Project (now the north portion of QWN block), and 4) ongoing metallurgical test work to evaluate reagent consumptions, comminution characteristics, and gravity gold recovery.

Advancement to the Phase 2 work recommendations is contingent on the positive results of the Phase 1 work programs. The Phase 2 work program is estimated to cost approximately $35.4 million with a 10% contingency, and includes 1) diamond drilling for infill, step-out, and exploration drilling in conjunction with the initiation of Reverse Circulation drilling to expedite core production rates for metallurgical test work, 2) advanced metallurgical test work with flowsheet optimization studies, 3) continue with environmental baseline and community consultation, and initiate marketing and possible mine planning studies in consideration of Modifying Factors, and 4) maiden mineral resource estimate technical reporting that is prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definition standards and best practice guidelines (2014, 2019) and NI 43-101.

Table 8 - Future work recommendations.

			Estimated
Phase	Item	Description	cost $CDN
	Geophysical surveys	Induced Polarization in the QWN and QWS blocks. Data processing, interpretation, and modelling	$200,000

	Regional Surface exploration	Regional prospecting and till and soil geochemical sampling programs, and trench and channel rock sampling programs at QWN and QWS.	$1,000,000

Phase 1	Advanced Surface Exploration	Trenching, mapping and sampling of Iceberg, Keats West and Lotto.	$6,000,000

	Diamond drill program 1	Step-out, Infill, and exploratory drilling, and analytical work, at the QWN, QWS, and TP blocks (approximately 70,000 m)	$25,000,000

	Metallurgical test work	Ongoing metallurgical test work to evaluate reagent consumptions, comminution characteristics, and gravity gold recovery.	$1,200,000
	Diamond/RC drill program 2	Infill and step-out drilling at QWN and QWS; exploratory drilling along the Appleton and JBP fault zones (approximately 85,000 m)	$30,000,000

Phase 2	Metallurgical test work	Advancement of metallurgical test work with flowsheet optimization studies.	$1,500,000

	Modifying factors	Initiate environmental, marketing, mine planning, and community consultation studies in consideration of modifying factors.	$350,000

	Technical Reports	Technical reporting that includes 3-D geological modelling, mineral resource estimation(s), and preliminary economic assessments.	$300,000
		Sub-total (Phase 1)	$33,400,000
		Sub-total (Phase 2)	$32,150,000
		Sub-total (Phase 1 and Phase 2)	$65,550,000
		Contingency (10%)	$6,555,000
		Total estimated exploration work cost	$72,105,000

6	DIVIDENDS AND DISTRIBUTIONS
6.1	Summary

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company – Dividends”.

7	DESCRIPTION OF CAPITAL STRUCTURE
7.1	Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value (the “Common Shares”). As at December 31, 2024, there were 200,457,994 Common Shares issued and outstanding. As of the date of this AIF, there are 200,607,994 Common Shares issued and outstanding and 9,911,500 Common Shares issuable upon exercise of outstanding stock options (“Options”).

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

8	MARKET FOR SECURITIES
8.1	Trading Price and Volume

New Found’s Common Shares are currently listed for trading through the facilities of the TSXV under the symbol “NFG” and on the NYSE American under the symbol “NFGC”. No other securities of New Found are traded or quoted on any marketplace.

During the most recently completed financial year, the Common Shares traded on the TSXV as follows, based on information available from the TMX Group:

TSX VENTURE EXCHANGE
Month	Volume	High ($)	Low ($)
January 2024	2,326,272	4.87	4.08
February 2024	1,892,015	4.67	4.12
March 2024	3,565,415	5.19	4.10
April 2024	4,926,935	5.71	4.86
May 2024	2,970,286	5.35	4.63
June 2024	4,382,366	4.80	3.81
July 2024	7,612,741	4.98	3.59
August 2024	5,127,307	4.23	3.21
September 2024	5,394,897	3.89	3.25
October 2024	5,155,041	3.89	3.03
November 2024	8,026,203	3.32	2.11
December 2024	5,678,258	2.65	2.21

During the most recently completed financial year, the Common Shares traded on the NYSE American as follows, based on information available from NYSE American:

NYSE AMERICAN
Month	Volume	High (US$)	Low (US$)
January 2024	4,351,522	3.66	3.02
February 2024	4,156,021	3.47	3.04
March 2024	6,982,802	3.86	3.03
April 2024	9,403,757	4.15	3.52
May 2024	6,451,617	4.07	3.39
June 2024	5,976,949	3.56	2.77
July 2024	13,915,973	3.65	2.59
August 2024	11,565,018	3.19	2.27
September 2024	11,399,684	2.89	2.40
October 2024	11,390,045	2.81	2.19
November 2024	13,308,775	2.44	1.51
December 2024	8,871,114	1.88	1.52

8.2	Prior Sales

The following table summarizes the securities issued by the Company during the most recently completed financial year, involving securities that are not listed on the TSXV or NYSE American:

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price ($)	Description of Issuance
February 20, 2024	Options	200,000	N/A	4.59	Options issued to certain employees and directors pursuant to the Company’s stock option plan.
May 6, 2024	Options	40,000	N/A	4.78	Options issued to a consultant of the Company pursuant to the Company’s stock option plan.

9SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table summarizes the securities issued by the Company during the most recently completed financial year, involving securities that are subject to a contractual restriction on transfer; and the percentage that number represents of the outstanding securities of that class for the Company’s most recently completed financial year:

Type of Security	Number of securities subject to a contractual restriction on transfer	Percentage of issued and outstanding securities of that class
Common Shares	69,583 (1)	0.03%

Note:

(1)	Subject to a property option agreement pursuant to which the holder of the securities must not trade the securities before November 1, 2025.

10	DIRECTORS AND OFFICERS
10.1	Name, Occupation and Security Holding

The name, province or state of residence, positions held with the Company, and principal occupation within the five preceding years of each director and executive officer of New Found as at the date of this AIF are as follows:

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
PAUL HUET Nevada, United States	Chairman and Director

Chairman, New Found (December 2024 – present); Director, Chairman, and Chief Executive Officer, Culico Metals Inc. (April 2024 - present); Chief Executive Officer, Americas Gold and Silver Corporation (November 2024 – present); Director, Chairman, and Chief Executive Officer, Karora Resources Inc. (November 2018 - August 2024); Director, 1911 Gold Corporation (May 2018 - August 2020). All of the foregoing companies are mineral exploration and development companies.

			December 17, 2024	Nil
KEITH BOYLE Ontario, Canada	Chief Executive Officer and Director

Chief Executive Officer, New Found (January 2025 – present); Chief Operating Officer, Reunion Gold Corp. (August 2023- July 2024); Chief Operating Officer, Superior Gold Corp. (April 2019 – August 2021). All of the foregoing companies are mineral exploration and development companies.

			January 20, 2025	Nil
MELISSA RENDER Newfoundland and Labrador, Canada	President and Director

President and Director, New Found (December 2024 – present) VP Exploration, New Found (January 11, 2022 – December 2024); former Senior Project Geologist, Elko Mining Group; former Senior Project Geologist, TMAC Resources Inc.; former Gold Exploration Consultant, Kinross Gold Corp.; former Gold Exploration Consultant, Chalice Gold Mines Ltd.; former Gold Exploration Consultant, McEwen Mining Inc.; former Gold Exploration Consultant Warrior Gold Inc.; former Gold Exploration Consultant, New Found Gold Corp. All of the foregoing companies are mineral exploration and development companies.

			December 17, 2024	2,000 (0.00%)

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
VIJAY MEHTA New Jersey, United States	Director

Co-Founder, Arkview Capital LLC (January 2020 – present); Managing Director and Member of Investment Committee, Ziff Brothers Investments (2016 – 2019); Investment Professional, Ziff Brothers Investments (2010 – 2019). Arkview Capital is a private equity fund and Ziff Brothers Investments is a family office investment firm.

			April 13, 2022	Nil
WILLIAM HAYDEN New South Wales, Australia	Director

Director, Ivanhoe Mines Ltd. (March 2007 - present); Director, Trilogy Metals Inc. (June 2015-present); Director of Nevada King Gold Corp. (June 2022-present), Director, Palisades Gold Corp. (June 2022 – October 2024). All of the foregoing companies are mineral exploration and development companies.

			December 17, 2024	Nil
CHAD WILLIAMS Ontario, Canada	Director

Director, New Found (March 2025 – present); Chairman and Founder, Red Cloud Mining Capital Inc. (September 2011- present); Chairman, Mines D’Or Orbec Inc. (February 2020 - present); Chairman and Director, Honey Badger Silver Inc. (August 2020 – present); Director, Karora Resources Inc. (January 2020 – August 2024); Chairman, Blue Thunder Mining Corporation (June 2017 to present); former Director, Silver Storm Mining Ltd. (September 2019 – September 2022); former Director, Koryx Copper Inc. (October 2020 - February 2022); Chairman and Director, Seven Aces Limited (September 2019 – August 2020)

			March 3, 2025	Nil

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
MICHAEL KANEVSKY British Columbia, Canada	Chief Financial Officer	CFO, New Found (2019- present); CFO, Golden Planet Mining Corp.; former CFO, Mexican Gold Mining Corp; former CFO, Palisades Goldcorp Ltd. All of the foregoing companies are mineral exploration and development companies.	-	Nil
JARED SAUNDERS Newfoundland, Canada	Vice President, Sustainability	Vice President, of Sustainability, New Found (February 18, 2025 - present); Director of Environment & Regulatory Affairs, New Found (September 2023 - February 2025); Environmental Superintendent, Vale Newfoundland & Labrador Ltd. (January 2022 - September 2023); Environmental Supervisor - Vale Newfoundland & Labrador Ltd. (March 2014 - January 2022)	-	Nil
FIONA CHRISTINA CHILDE Ontario, Canada	Vice President, Communications and Corporate Development	Vice President Communications and Corporate Development, New Found (February 18, 2025 - present); Mining Industry Consultant (January 2016 - February 2025); Vice President Corporate Development and Communications, Sanu Gold Corporation (August 2022 - February 2024)	-	Nil

As at March 20, 2025, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 2,000 Common Shares of the Company, representing approximately 0.00% of the issued and outstanding Common Shares of the Company.

10.2	Directors’ Terms of Office

The term of office for each director of New Found expires at the next annual general meeting of shareholders of the Company.

The members of Board committees are appointed by the Board of Directors as soon as possible following each annual general meeting of shareholders of the Company.

The officers of New Found are appointed by the Board of Directors and hold office for such period and on such terms as the Board of Directors may determine.

10.3	Committees of the Board

The committees of the Board and the directors serving on each of the committees are described below:

10.4	Audit Committee
10.4.1	Overview

The Company has formed an audit committee (the “Audit Committee”) comprised of William Hayden (Chair), Chad Williams, and Vijay Mehta, all of whom are “financially literate” and “independent” as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

10.4.2	Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

William Hayden

William Hayden is a geologist with over 38 years of experience in the mineral exploration industry, with much of it gained in Africa, America, and the Asia-Pacific region. Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. Mr. Hayden has over 25 years’ experience with financial disclosure, legal and regulatory compliance, and risk management. He has served on various audit committees throughout his career, and was a long-standing audit committee member of Ivanhoe Mines Ltd.

Vijay Mehta

Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar. Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview, Mr. Mehta was a Managing Director and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group and investment bank, Morgan Stanley.

Chad Williams

Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.

10.4.3	Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

10.4.4	Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), the exemption in section 3.2 of NI 52-110 (Initial Public Offerings), the exemption in subsection 3.3(2) of NI 52-110 (Controlled Companies), the exemption in section 3.4 of NI 52-110 (Events Outside Control of Member), the exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), the exemption in section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

10.4.5	External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees		Audit Related Fees (1)		Tax Fees (2)		All Other Fees (3)
December 31, 2024 (4)		$332,660	$	Nil	$	Nil	$	Nil
December 31, 2024 (5)	$	Nil	$	Nil		$6,200	$	Nil
December 31, 2023 (4)		$287,281	$	Nil	$	Nil	$	Nil
December 31, 2023 (5)		$117,453		$18,360		$4,590		$26,826

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
(4)	Fees charged by KPMG LLP, Chartered Professional Accountants.
(5)	Fees charged by Crowe MacKay LLP, Chartered Professional Accountants.

On July 31, 2023, New Found appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company. At the request of the Company, Crowe MacKay LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) between New Found and Crowe MacKay LLP. New Found filed the required reporting package in accordance with NI 51-102 on August 1, 2023.

10.5	Nominating and Corporate Governance Committee

The Company has formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Vijay Mehta (Chair), Chad Williams and William Hayden. William Hayden, Chad Williams and Vijay Mehta are considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

10.6	Compensation Committee

The Company has formed a Compensation Committee comprised of Chad Williams (Chair), William Hayden and Vijay Mehta. William Hayden, Chad Williams and Vijay Mehta are considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

●	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and
●	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

10.7	Technical Committee

The Company has formed a Technical Committee comprised of Melissa Render (Chair), Paul Huet, and William Hayden. William Hayden is considered “independent”, pursuant to NI 52-110. Each of Melissa Render and Paul Huet is not considered “independent”, pursuant to NI 52-110.

The purpose of the Technical Committee is to provide assurance to the Board as to the operational performance and operating risks of the Company, regarding those areas where technical understanding is required:

●	exploration, permitting, development, execution, and construction, operation of mining activities, security, and supply chain management;
●	resources and reserves on the Company’s mineral resource properties;
●	operating and production plans for proposed and existing operating mines;
●	project and operations readiness;
●	major commercial commitments; and
●	ensuring the Company implements best-in-class property development and operating practices.

The charter of the Technical Committee provides that it is responsible for, among other things, the following matters:

●	review and assess the reporting of all operating activities (to include exploration, mining, development, execution, construction, security, and supply chain management) and in the Committee’s discretion, make recommendations to the Board for consideration;
●	review risk management procedures and monitor risks in all operating activities;
●	review the effectiveness of the reporting of technical and operating matters;
●	assess the adequacy of strategic planning, forecasting, and budgeting;
●	assess legal and regulatory compliance of technical and operating matters;
●	engage third-party technical consultants, where necessary;
●	assess the performance of key operating personnel and operating teams;
●	advise the CEO when required on specific M&A opportunities as requested by the CEO or directed by the Board;
●	report and make recommendations to the Board on all technical and operating matters including material proposals, material contracts, and major commercial arrangements with potential key contractors and service providers; and
●	perform such other duties as may be assigned by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
10.8	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers is, as of the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Mr. Boyle was an officer of Chieftain Metals Inc. (“CMI”) and Chieftain Metals Corp. (“CMC” and together with CMI, the “Chieftain”) from February 7, 2011 to September 8, 2016. An application was made by West Face Capital Inc., as agent (“WFCI”), for an order under subsection 243(1) of the Bankruptcy and Insolvency Act (Canada) and section 101 of the Courts of Justice Act (Ontario) appointing Grant Thornton Limited as receiver, without security, of all the assets, undertakings and properties of Chieftain. WFCI acts as the investment adviser to West Face Long Term Opportunities Global Master L.P. (the “Lender”). The Lender is the largest secured creditor of Chieftain. The order was granted on September 6, 2016 and trading was suspended thereafter.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in this AIF as to ownership of securities of the Company, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Company, has been provided by each director and executive officer of the Company individually.

10.9	Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

11	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than described below, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2024, and no such proceedings or actions are known by the Company to be contemplated.

On November 15, 2019, ThreeD and 131. each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, the Plaintiffs filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs challenged the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claimed that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 drill program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly denied ThreeD and 131’s allegations. ThreeD and 131 made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refuted each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denied that it was a proper party to the ThreeD Claim and the allegations against it therein, including because no relief was claimed against the Company in paragraph 1 of the ThreeD Claim.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the Plaintiffs set the action down for trial.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 Common Shares from the Defendants. Palisades transferred 2,607,434 Common Shares to ThreeD and 772,566 Common Shares to 131. The Company issued 285,429 Common Shares to ThreeD and 84,571 Common Shares to 131 with a total value of $1,750,100 recorded in the condensed interim statement of loss and comprehensive loss for the nine months ended September 30, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

The lawsuit was dismissed on consent on July 9, 2024.

12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company and has received consulting fees for services provided to New Found.

13	TRANSFER AGENT AND REGISTRAR

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

14	MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the Company’s stock option plan is the only material contract to which New Found is a party to or entered into in the financial year ended December 31, 2024, or subsequently prior to the date of this AIF, or material contract entered into prior to the beginning of the financial year ended December 31, 2024, which remain in effect as at the date of this AIF.

Stock Option Plan

New Found has a stock option plan pursuant to which the Board may grant Options to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine, exercisable to acquire Common Shares up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant. There are currently 9,911,510 Options issued and outstanding as at the date of this AIF.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this AIF, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

15	INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Queensway Project is included in this AIF based upon the Technical Report with an effective date of November 1, 2024, prepared by D. Roy Eccles, M.Sc., P. Geol. P Geo. of APEX Geoscience Ltd., Mark K. Jorgensen, B.Sc., QP Metallurgy of Jorgensen Engineering and Technical Services, LLC and Gary Simmons, B.Sc., QP Metallurgy of GL Simmons Consulting, LLC, each a “Qualified Person” as defined under NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their respective firms do not beneficially own, directly or indirectly, any Common Shares.

The technical content disclosed in this AIF, other than the technical content disclosed in Section 5 hereof, was reviewed and approved by Melissa Render, P. Geo., President of the Company and Qualified Person as defined in NI 43-101. To the knowledge of the Company, Melissa Render is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

KPMG LLP, the auditor of the Company’s audited financial statements as of and for the years ended December 31, 2023 and 2024, has confirmed that that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

16	ADDITIONAL INFORMATION

Additional information relating to New Found may be found under New Found’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of New Found’s securities and securities authorized for issuance under equity compensation plans, is contained in New Found’s information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information in relation to New Found is provided in the Company’s audited financial statements and management’s discussion and analysis for the years ended December 31, 2024 and 2023.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.

1.ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.COMPOSITION

●The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.
●At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.
●Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.
●Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.
●The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).
●If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.
●The Chair of the Committee presiding at any meeting shall not have a casting vote.
●The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.MEETINGS

●The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.
●Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.
●A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

●Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.
●A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.
●If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.
●If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.
●At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.
●The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.
●The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.
●The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.
●The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.
●Minutes of Committee meetings shall be sent to all Committee members.
●The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.RESOURCES AND AUTHORITY

●The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.
●The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.
●The Committee shall have the authority to communicate directly with the Independent Auditor.

5.RESPONSIBILITIES

A.Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

●provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

●chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;
●ensure that the Committee meets on a regular basis and at least four times per year;
●in consultation with the Committee members, establish a calendar for holding meetings of the Committee;
●ensure that Committee materials are available to any director on request;
●report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;
●foster ethical and responsible decision making by the Committee and its individual members;
●encourage Committee members to ask questions and express viewpoints during meetings;
●together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;
●ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently;
●attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and
●perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

B.The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

●review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.
●assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.
●review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.
●be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

●meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.
●inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.
●review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.
●oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.
●in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.
●establish procedures for:
●the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
●the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
●provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

●recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;
●be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee;
●with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor;
●review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit;
●review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports; and
●review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

●perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;
●institute and oversee special investigations, as needed; and
●review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Appendix A

Policy for Approval of Non-Audit Services

1.

In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.

The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;
(b)	financial information systems design and implementation;
(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(d)	actuarial services;
(e)	internal audit outsourcing services;
(f)	management functions;
(g)	human resources;
(h)	broker or dealer, investment adviser or investment banking services;
(i)	legal services;
(j)	expert services unrelated to the audit; and
(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.
3.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.

In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;
(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and
(c)

the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.